File No. 70-9641

                           (As filed November 7, 2000)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          AMENDMENT NO. 5 ON FORM U-1/A
                             APPLICATION/DECLARATION
                                      under
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               KeySpan Corporation
                               ACJ Acquisition LLC
                              One Metrotech Center
                            Brooklyn, New York 11201
              -----------------------------------------------------
             (Name of companies filing this statement and addresses
                         of principal executive offices)

                                      None
              -----------------------------------------------------
        (Name of top registered holding company parent of each applicant)

                               Steven L. Zelkowitz
                    Senior Vice President and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
              -----------------------------------------------------
                     (Name and address of agent for service)

                    The Commission is also requested to send
                 copies of any communications in connection with
                                 this matter to:

Kenneth M. Simon, Esq.                 L. William Law, Jr., Esq.
Laura V. Szabo, Esq.                   Senior Vice President and General Counsel
Dickstein Shapiro Morin                Eastern Enterprises
& Oshinsky LLP                         9 Riverside Road
2101 L Street, NW                      Weston, Massachusetts 02493
Washington, D.C.  20037

Andrew F. MacDonald, Esq.
Thelen Reid & Priest LLP
701 Pennsylvania Avenue, NW
Suite 800
Washington, D.C.  20004

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                               Table of Contents
                               -----------------

Item 1.     Description of Proposed Transaction...............................1
   A.    Introduction.........................................................1
      1.    General Request...................................................2
      2.    Overview of the Transaction.......................................3
   B.    Description of the Parties to the Transaction........................4
      1.    General Description...............................................4
         a. KeySpan and its Subsidiaries......................................4
            i. KeySpan and ACJ................................................4
            ii The New York Utilities.........................................6
            iii.  KeySpan's Non-Utility Subsidiaries..........................8
         b. Eastern and its Subsidiaries......................................8
            i. Eastern........................................................8
            ii The Massachusetts Utilities....................................9
            iii. Eastern's Non-Utility Subsidiaries...........................11
         c. Energy North and its Subsidiaries.................................12
            i. ENGI...........................................................12
            ii. EnergyNorth's Non-Utility Subsidiaries........................13
   C.    Description of the Transaction.......................................13
      1.    Background and Negotiations Leading to the Proposed Transaction...14
      2.    Merger Agreement..................................................15
   D.    Management and Operations of KeySpan Following the Transaction.......16
Item 2.     Fees, Commissions and Expenses....................................16
Item 3.     Applicable Statutory Provisions...................................16
   A.    Approval of the Transaction..........................................17
      1.    Section 10(b)(1)..................................................18
         a. Interlocking Relationships........................................18
         b. Concentration of Control..........................................18
      2.    Section 10 (b) (2)................................................23
         a. Fairness of Consideration.........................................23
         b. Reasonableness of Fees............................................23
      3.    Section 10 (b) (3)................................................24
         a. Capital Structure.................................................24
         b. Protected Interests...............................................25
      4.    Section 10 (c) (1)................................................26
         a. Section 8 Analysis................................................26
         b. Section 11 Analysis...............................................26
            i. Capital and Corporate Structure................................26
            ii.  Integrated Public Utility Holding Company System.............28
            iii.  Retention of Non-Utility Businesses.........................31
      5.    Section 10 (c) (2)................................................58
            i. Single Area or Region Requirement..............................58
            ii.  Economies and Efficiencies...................................60
            iii.  Size and Local Requirements.................................64
      6.    Section 10 (f)....................................................64
   B.    Section 3(a)(1) Holding Company Exemption............................65

Item 4.     Regulatory Approvals..............................................65
   A.    Antitrust............................................................65
   B.    State Public Utility Regulation......................................66
Item 5.     Procedure:........................................................67
Item 6.     Exhibits and Financial Statements.................................67
   A.    Exhibits.............................................................67
   B.    Financial Statements.................................................71
Item 7.     Information as to Environmental Effects:..........................72


                                       2

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                               AMENDMENT NO. 5 TO
                          APPLICATION/DECLARATION UNDER
                          SECTIONS 9, 10, AND 11 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


          This pre-effective Amendment No. 1 amends and restates the Form U-1 Application/Declaration, as amended, in this proceeding as follows:

Item 1.  Description of Proposed Transaction

A.  Introduction

          This Application/Declaration seeks approval pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "Act") for the proposed acquisition by KeySpan Corporation ("KeySpan") and ACJ Acquisition LLC ("ACJ"), a direct wholly-owned subsidiary of KeySpan, of Eastern Enterprises ("Eastern"), pursuant to which Eastern will become a direct, wholly-owned subsidiary of KeySpan (the "Transaction"). Following the consummation of the Transaction, KeySpan will register with the Securities and Exchange Commission (the "Commission") as a holding company under the Act.1

          The Transaction is expected to produce substantial benefits to the public, investors and consumers. Among other things, KeySpan and Eastern believe that the Transaction will allow shareholders to participate in a larger, financially stronger company, that, through a combination of the equity, management, human resources and technical expertise of each company, they will be able to achieve increased financial stability and strength, greater opportunities for earnings, reduction of operating costs, efficiencies of operation, better use of facilities for the benefit of customers, improved ability to use new technologies, and greater retail and industrial sales diversity. In this regard, KeySpan and Eastern believe that synergies created by the Transaction will generate substantial cost savings. KeySpan and Eastern have estimated the dollar value of certain initial synergies resulting from the Transaction (and the ENI Transaction) to be approximately $29.7 to $34.7 million, phased in over a two year period. Moreover, KeySpan believes that the combined companies will be in a better position to compete in the restructured and competitive energy industry with other industry participants than they would be acting alone. Upon consummation of the

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1 KeySpan has filed a separate  application/declaration(s)  with the  Commission for authorizations to engage in certain activities once the Transaction is consummated and KeySpan registers as a holding company under the Act ("Omnibus Application") including authorizations pursuant to Section 13 of the Act and Rule 88 for service companies . KeySpan requests that the Commission review and
rule   on   the    Omnibus    Application(s)    contemporaneously    with   this
Application/Declaration.

Transaction (and giving effect to Eastern's acquisition of EnergyNorth, Inc. ("EnergyNorth"), as discussed below, KeySpan and Eastern together, through their public utility company subsidiaries, will serve approximately 2.4 million retail gas customers and provide electric service to one customer, the Long Island Power Authority ("LIPA"), which provides retail electric service to approximately 1.1 million customers.

1.  General Request

          Pursuant to Sections 9(a)(2) and 10 of the Act, KeySpan and ACJ hereby request authorization and approval of the Commission to acquire, by means of the Transaction, all of the issued and outstanding common stock of Eastern and, indirectly, all of the common stock of Eastern's utility subsidiaries described below. Following completion of the Transaction, KeySpan will register as a holding company pursuant to Section 5 of the Act. Accordingly, KeySpan also requests Commission approval for the retention by KeySpan of the existing businesses, investments and non-utility activities of KeySpan and Eastern.

          On January 5, 2000, Eastern filed an application/declaration with the Commission ("Eastern/EnergyNorth Application") requesting authorization pursuant to Sections 9(a)(2) and 10 of the Act to acquire all the issued and outstanding common stock of EnergyNorth (hereafter referred to as the "ENI Transaction"). (See File No. 70-9605) Both Eastern and EnergyNorth are exempt holding companies pursuant to Section 3(a)(1) of the Act. If the Commission approves the ENI Transaction, upon consummation of the transaction, EnergyNorth will become a direct subsidiary of Eastern, and, therefore, an indirect subsidiary of KeySpan through consummation of the Transaction. For purposes of this
Application/Declaration, KeySpan has assumed that the ENI Transaction will be approved concurrently with the Transaction. Accordingly, this Application/Declaration addresses an indirect acquisition by KeySpan and ACJ of EnergyNorth through their acquisition of Eastern. However, KeySpan and ACJ's request for approval of the Transaction is not contingent on Commission approval of the ENI Transaction and if such transaction is not approved, KeySpan nevertheless requests that the Commission approve the Transaction without giving effect to Eastern's acquisition of EnergyNorth.

          In the Eastern/EnergyNorth Application/Declaration, Eastern and EnergyNorth have requested that the Commission find that each will continue to be exempt holding companies under Section 3(a)(1) of the Act. KeySpan requests that, to the extent the Commission grants Eastern and EnergyNorth exemptions under Section 3(a)(1), the Commission confirm that Eastern and EnergyNorth will continue to qualify for exemptions under Section 3(a)(1) following the consummation of the Transaction and KeySpan's registration as a holding company.2

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2 As discussed  more fully in Item  3.A.4.b.i  of this  Application/Declaration,
EnergyNorth will be eliminated as an intermediary holding company as soon as practicable after consummation of the Transaction.

          Likewise, KeySpan requests the Commission's confirmation that KeySpan Energy Corporation ("KEC"), a direct, wholly-owned subsidiary of KeySpan, will continue to be an exempt holding company under Section 3(a)(1) of the Act following consummation of the Transaction. KEC is a holding company which directly owns 100% of the outstanding voting securities of The Brooklyn Union Gas Company d/b/a/ KeySpan Energy Delivery New York ("KeySpan New York"),3 a gas utility company which operates gas distribution facilities, and sells gas at retail, within the state of New York. KEC is currently an exempt holding company under Section 3(a)(1) of the Act and Rule 2.4

     2.  Overview of the Transaction

          Pursuant to the Agreement and Plan of Merger dated as of November 4, 1999, as modified by Amendment No. 1 dated January 26, 2000 (the "Merger Agreement"), KeySpan, through ACJ, will acquire all of the issued and outstanding common stock of Eastern in an all-cash transaction. A copy of the Merger Agreement is provided as Exhibit B hereto. The Transaction contemplates that ACJ, a Massachusetts limited liability company and a direct wholly-owned subsidiary of KeySpan, will be merged into Eastern with Eastern being the surviving entity in the merger. Eastern will become a direct wholly-owned subsidiary of KeySpan and KeySpan will register as a holding company under
Section 5 of the Act. An organizational chart of the KeySpan holding company system following consummation of the Transaction is attached hereto as Exhibit E-4.

          Upon consummation of the Transaction, the common stockholders of Eastern will receive $64.00 in cash, without interest, for each share of common stock held (other than shares in respect of which appraisal rights have been perfected), plus an additional $0.006 per share ("Additional Amount") for each day the Transaction has not closed after the later of (a) August 4, 2000 or (b) ninety days after the New Hampshire Public Utilities Commission ("NHPUC") gives final regulatory approval to the ENI Transaction.5 The acquisition premium is estimated to be approximately $1.1 billion. Shares of Eastern common stock held by KeySpan, ACJ or any other wholly owned subsidiary of KeySpan will be cancelled when the Transaction is consummated.6

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3 On May 2000,  Brooklyn Union filed an assumed name change certificate with the appropriate New York authorities.

4 Although KEC, Eastern and EnergyNorth's may retain their status as holding companies exempt from registration after KeySpan registers, they will nevertheless remain subject to PUHCA regulation with respect to their status as subsidiaries of a registered holding company.

5 However, the aggregate Additional Amount will be reduced by the aggregate amount of any per share increase in any dividend actually paid that is attributable to any period in which the Additional Amount accrues.

6 In the ENI Transaction, Eastern will acquire all of the issued and outstanding common stock of EnergyNorth pursuant to an Agreement and Plan of Reorganization dated as of July 14, 1999, as amended
(footnote continued on next page)

          KeySpan anticipates that it will pay approximately $1.7 billion dollars to acquire Eastern's common stock. KeySpan anticipates that such cash will initially be obtained through the issuance of commercial paper under and expanded KeySpan commercial paper program backed by a combination of short-term and long-term credit facilities. After closing on the Transaction, KeySpan anticipates replacing a significant portion of the commercial paper program (and some or all of the initial short-term acquisition financing) with proceeds from the issuance of debt and preferred and/or convertible securities.

          KeySpan's shareholders are not required to approve the Transaction. The Transaction was approved by Eastern's shareholders at Eastern's annual meeting which was held on April 26, 2000. Eastern filed with the Commission a Proxy Statement to solicit the shareholders' votes on March 15, 2000. Eastern's Proxy Statement is incorporated by reference as Exhibit C. In addition, the Transaction requires (i) approval of the NHPUC for the indirect acquisition by KeySpan and ACJ of EnergyNorth through their acquisition of Eastern,7 and (ii) clearance by the Antitrust Division of the U.S. Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). (See Item 4 below for additional detail regarding these regulatory approvals.) Apart from the approvals of the Commission under the Act, the foregoing approvals are the only regulatory approvals required for the Transaction. In order to permit timely consummation of the Transaction and the realization of the substantial benefits it is expected to produce, KeySpan requests that the Commission commence and proceed with its review of this Application/Declaration as expeditiously as practicable.

B.  Description of the Parties to the Transaction

     1. General Description

          a. KeySpan and its Subsidiaries

               i. KeySpan and ACJ

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by Amendment No. 1 dated as of November 4, 1999 (the "ENI Merger Agreement"). As
more fully described in the Eastern/EnergyNorth Application, the ENI Merger Agreement sets forth the terms of the ENI Transaction. If, as is expected, the ENI Transaction and the KeySpan's acquisition of Eastern through the Transaction close contemporaneously, Merger Sub (a wholly-owned subsidiary of Eastern) will be merged into EnergyNorth, with EnergyNorth as the surviving corporation and a direct, wholly-owned subsidiary of Eastern.

7 The NHPUC issued an order on May 8, 2000, approving the ENI Transaction.

          KeySpan. KeySpan is a diversified public utility holding company currently exempt from registration under the Act pursuant to Section 3(a)(1) of the Act8 and Rule 2 of the Commission's regulations promulgated under the Act.9 On May 28, 1998, KeySpan became the holding company of three public utility companies: KeySpan New York,10 KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island ("KeySpan Long Island")11 and KeySpan Generation LLC ("KeySpan Generation") (collectively, the "New York Utilities").12 As further described below, the New York Utilities provide gas or electric service to customers located in New York City and on Long Island, New York. Together, KeySpan New York and KeySpan Long Island distribute natural gas to approximately
1.6 million retail customers. KeySpan Generation sells electricity and capacity at wholesale to one customer, LIPA (which is a state agency that resells the energy at retail). KeySpan's non-utility subsidiaries are engaged in a variety of non-utility energy related businesses which are described more fully in Item 1.B.1.a(iii) below. An organizational chart of KeySpan's current subsidiaries is attached as Exhibit E-2 hereto. Attached as Exhibit E-13 hereto is a list of KeySpan's direct and indirect subsidiaries.

          KeySpan's principal office is at One MetroTech Center, Brooklyn, New York. KeySpan's common stock is publicly traded on the New York Stock Exchange and Pacific Stock Exchange under the symbol "KSE."

          For the twelve (12) months ended June 30, 2000, KeySpan reported operating revenues of $3.7 billion of which $1.9 billion (or approximately 52%) were derived from regulated sales of gas and gas transportation, and $1.2 billion (or approximately 33%) were derived from electric operations. For the twelve (12) months ended June 30, 2000, KeySpan had operating income of $608.8 million and net income of $318.0 million. At June 30, 2000, KeySpan had consolidated assets of $7.1 billion, including net property and equipment of $4.3 billion. At June 30, 2000, KeySpan had issued and outstanding 133.9 million shares of common stock, par value $0.01 per share. More detailed information

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8 KeySpan originally obtained its exemption by order of the Commission dated May
15, 1998. BL Holding Corp., Holding Co. Act Rel. No. 26875.

9 17 C.F.R. ss.250.2.

10 KeySpan New York, formerly known as Brooklyn Union, is an indirect subsidiary of KeySpan. KeySpan New York is directly owned by KEC which, as noted above, is a direct, wholly-owned subsidiary of KeySpan. Like KeySpan, KEC is a utility holding company exempt from regulation by the Commission under the Act (except for 9(a)(2) thereof) pursuant to Section 3(a)(1) of the Act and Rule 2 thereunder.

11 On May 2000, KeySpan Gas East filed an assumed name change certificate with the appropriate New York authorities.

12 In BL Holding, supra, the Commission approved the transactions by which KeySpan (i) acquired Long Island Lighting Company's ("LILCO") non-nuclear electric generating facilities, gas distribution operations and common plant; and (ii) acquired KEC, the parent company of Brooklyn Union. KeySpan Long Island (which owns the former LILCO gas assets) and KeySpan Generation (owner of the former LILCO non-nuclear generation assets) are direct, wholly-owned subsidiaries of KeySpan.

concerning KeySpan and its subsidiaries is contained in KeySpan's Annual Report on Form 10-K for the year ended December 31, 1999, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000, copies of which are incorporated herein by reference as Exhibit H-1.

          KeySpan's debt is rated investment grade. Standard and Poors currently rates KeySpan's senior unsecured debt as A-.

          ACJ. ACJ is a wholly owned subsidiary of KeySpan. It has been formed solely to serve as the acquisition vehicle of Eastern. At the time the Transaction is consummated, ACJ will be merged out of existence with the surviving entity being Eastern.

               ii. The New York Utilities

          The New York Gas Utilities: KeySpan New York and KeySpan Long Island. KeySpan New York and KeySpan Long Island (the "New York Gas Utilities") are both New York corporations and gas utility companies regulated by the New York Public Service Commission ("NYPSC") as to rates, corporate, financial, operational, reliability, safety and other matters, and affiliate transactions.

          KeySpan New York  distributes  natural gas at retail to  approximately
1.1 million residential, commercial and industrial customers in the New York City Boroughs of Brooklyn, Staten Island and Queens. It has been in the gas business for over 100 years. KeySpan New York's properties consist primarily of natural gas distribution systems and related facilities and local offices. KeySpan New York has approximately 4,043 miles of gas mains and 1,485 Mdt of liquefied natural gas ("LNG") storage capacity. For the twelve (12) months ended June 30, 2000, KeySpan New York had operating revenues of $1.2 billion . For the twelve (12) months ended June 30, 2000, KeySpan New York had operating income of $211.6 million and net income of $121.3 million. At June 30, 2000, KeySpan New York had assets of $2.1 billion. Copies of KeySpan New York's balance sheet at June 30, 2000, and income statement for the twelve (12) months ended June 30, 2000, are attached hereto as Exhibit H-4.

          KeySpan Long Island distributes natural gas at retail to approximately 500,000 customers located on Long Island, New York in Nassau and Suffolk counties and the Rockaway Peninsula in Queens County. Although KeySpan Long Island has been owned by KeySpan since 1998, through previous owners, it has been in the gas business for over 90 years. KeySpan Long Island's properties consist primarily of natural gas distribution systems and related facilities and local offices. KeySpan Long Island has approximately 6,679 miles of gas mains and 568 Mdt of LNG storage capacity. For the twelve (12) months ended June 30, 2000, KeySpan Long Island had operating revenues of $686.1 million. For the twelve (12) months ended June 30, 2000, KeySpan Long Island had operating income of $103.8 million and net income of $37.0 million. At June 30, 2000, KeySpan Long Island had assets of $1.7 billion. Copies of KeySpan Long Island's balance sheet at June 30, 2000, and income statement for the twelve (12) months ended June 30, 2000, are attached hereto as Exhibit H-5.

          Together, the facilities of KeySpan New York and KeySpan Long Island consist of approximately 10,700 miles of gas mains and more than 960,000 service connections, all in Brooklyn, Staten Island, Queens and Nassau and Suffolk
counties. For the twelve (12) months ended June 30, 2000, the New York Gas Utilities had total gas and transportation sales of 355.5 billion cubic feet ("Bcf") of gas. Most of the gas delivered on the systems of the New York Gas Utilities is derived from sources outside of the northeast United States, primarily the producing areas of Texas and Louisiana. Gas is delivered by interstate pipelines pursuant to long-term contracts at rates approved by the Federal Energy Regulatory Commission ("FERC"). KeySpan New York and KeySpan Long Island each currently have firm transportation agreements with Tennessee Gas Pipeline Company ("Tennessee"), TransContinental Gas Pipe Line Company ("Transco"), Texas Eastern Transmission Company ("TETCO") and Iroquois Gas Transmission System, L.P. ("Iroquois"). KeySpan New York and KeySpan Long Island buy gas from gas producers in Texas and Louisiana as well as from Canadian suppliers.

          KeySpan Generation. KeySpan Generation is a New York limited liability company which owns and operates approximately 4,032 megawatts ("MW") of electric generation capacity located on Long Island ("KeySpan Generation Facilities"). The KeySpan Generation Facilities consist of approximately 53 oil and gas-fired generating facilities located throughout Long Island. All of the capacity from the KeySpan Generation Facilities is sold at wholesale to LIPA pursuant to a 15 year power supply agreement entered into in June 1997 and effective as of May 1998 at contractual, cost-of-service based rates approved by the FERC.13 LIPA provides electricity to approximately 1 million customers on Long Island.
KeySpan Generation does not own any electric transmission or distribution facilities other than limited facilities necessary to interconnect its generating facilities with LIPA's transmission and distribution system. KeySpan Generation is a public utility under the Federal Power Act subject to the jurisdiction of the FERC. KeySpan Generation is also a New York utility subject to regulation by the NYPSC as an "electric corporation" with respect to financial, corporate, reliability and safety matters and affiliate transactions.

          For the twelve (12) months ended June 30, 2000, KeySpan Generation had operating revenues of $301.8 million. For the twelve (12) months ended June 30, 2000, KeySpan Generation had operating income of $49.3 million and net income of $21.5 million. At June 30, 2000, KeySpan Generation had assets of $1.5 billion. Copies of KeySpan Generation's balance sheet at June 30, 2000, and income statement for the twelve (12) months ended June 30, 2000, are attached hereto as Exhibit H-6.

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13 LIPA is a New York state public authority.

               iii. KeySpan's Non-Utility Subsidiaries

          KeySpan has sixteen (16) direct, wholly-owned subsidiaries which, either directly or indirectly through their subsidiaries, engage in non-utility businesses.14 The businesses of each of these companies and their subsidiaries are described in greater detail in Exhibit E-5 attached hereto and Item 3.A.4.b.iii of this Application/Declaration.

          Together, at June 30, 2000, KeySpan's non-utility subsidiaries and investments constituted approximately 33% of the consolidated assets of KeySpan and its subsidiaries. For the twelve (12) months ended June 30, 2000, KeySpan's non-utility subsidiaries and investments constituted approximately 38% of consolidated net income and 40% of consolidated revenues. Attached as Exhibit E-6 hereto are copies of the balance sheet and financial statements of the following non-utility subsidiaries in which KeySpan owns a direct or indirect interest of 50% or more and which had total revenues of at least $10 million for the twelve (12) months ended June 30, 2000. The table attached as Exhibit E-7 hereto shows the percentage of KeySpan's consolidated revenues contributed by each subsidiary in which KeySpan owns an interest of 50% or more.

          b. Eastern and its Subsidiaries

               i. Eastern

          Eastern is a Massachusetts voluntary association. It is a public utility holding company exempt from registration under the Act pursuant to
Section 3(a)(1) of the Act.15 Eastern conducts all of its business activities through its operating subsidiaries. Eastern currently owns all of the outstanding common stock of three gas utility companies operating exclusively within Massachusetts: Boston Gas Company ("Boston Gas"), Colonial Gas Company ("Colonial Gas") and Essex Gas Company ("Essex Gas")

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14 KeySpan's 16 direct  non-utility  subsidiaries  are as follows:  KEC, KeySpan
Operating Services, LLC; KeySpan Exploration and Production, LLC; KeySpan Corporate Services LLC; KeySpan Utility Services LLC; KeySpan Electric Services LLC; KeySpan Energy Trading Services LLC; Marquez Development Corporation;
Island   Energy   Services   Company,   Inc.;   LILCO   Energy   Systems   Inc.;
KeySpan-Ravenswood Inc.; KeySpan-Ravenswood Services Corp.; KeySpan Energy Supply, LLC; KeySpan Services Inc.; Honeoye Storage Corporation; KeySpan Technologies Inc.; and KeySpan MHK, Inc. In addition, KeySpan's gas utility subsidiary, KeySpan New York, owns all or part interests in three (3) subsidiaries that are engaged in non-utility businesses. Prior to registration or shortly thereafter, KeySpan anticipates acquiring Montrose Surveying Co, Inc. as an additional direct, wholly-owned, non-utility subsidiary, which will be renamed KeySpan Engineering & Survey Inc. ("KENG"), and will be a service company that provides general engineering services to the companies within the KeySpan system. KENG is described in greater detail in the Omnibus Application and such description is incorporated herein by reference.

15 See Eastern Enterprises, Holding Co. Act Release No. 27059 (August 12, 1999).

(collectively referred to herein as the "Massachusetts Utilities"). The Massachusetts Utilities are described in greater detail below. Eastern has four
(4) wholly-owned, active non-utility subsidiaries: Midland Enterprises, Inc. ("Midland"), Transgas Inc. ("Transgas"), AMR Data Corporation ("AMR") and ServiceEdge Partners, Inc. (ServiceEdge"). As described in more detail below, the principal non-utility activities of Eastern's subsidiaries are water barging activities, including the hauling of fuel and other cargo; transporting by truck LNG and propane; providing meters and meter reading services to municipal utilities; and, providing heating, ventilation and air conditioning services. An organizational chart of Eastern and its current subsidiaries is attached hereto as Exhibit E-3. Exhibit E-14 is a list of Eastern's direct and indirect subsidiaries.

          Eastern's   principal  office  is  at  9  Riverside   Drive,   Weston,
Massachusetts.

          For the twelve (12) months ended June 30, 2000, Eastern reported gross revenues of $1,701,835,000, of which $792,816,000 (or approximately 72%) were derived from regulated sales of gas and gas transportation, operating earnings of $139,442,000, and earnings before extraordinary items of $62,942,000. At June 30, 2000, Eastern had consolidated assets of $1,945,331,000, including net utility property and equipment of $951,938,000. At June 30, 2000, Eastern had issued and outstanding 27,156,435 shares of common stock, par value $1.00 per share. Eastern's shares are listed for trading on the New York, Boston and Pacific Stock Exchanges; however, they will be delisted and cease to be publicly traded after consummation of the Transaction. More detailed information concerning Eastern and its subsidiaries is contained in the Annual Report on Form 10-K for the year ended December 31, 1999, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, and June 30, 2000, copies of which are incorporated by reference as Exhibit H-2.

          Eastern  does  not  have  any  long-term   debt.  The  long-term  debt
securities of Boston Gas and Colonial Gas are currently rated "A" by Standard and Poors.16

               ii. The Massachusetts Utilities

          The Massachusetts Utilities are organized under the laws of the Commonwealth of Massachusetts. They are Massachusetts public utilities subject to regulation by the Massachusetts Department of Telecommunications and Energy ("MDTE") as to retail rates, transportation rates, affiliate transactions, securities issuances and other matters. Together, the Massachusetts Utilities serve approximately 746,000 retail gas customers. Each of the utilities is described below.

          Boston Gas. Boston Gas, a regulated utility, distributes natural gas to approximately 541,000 customers located in Boston and 73 other cities and towns

----------
16 Essex Gas does not have a credit rating.

throughout eastern and central Massachusetts. Boston Gas has been wholly-owned by Eastern since 1929 and has been in the gas business for 177 years, making it the second oldest gas company in the United States.

          For the twelve (12) months ended June 30, 2000, Boston Gas had operating revenues of $579,566,000, operating income of $73,313,000 and net income of $34,308,000. At June 30, 2000, Boston Gas had assets of $849,879,000. Copies of Boston Gas' (i) balance sheet for the period ended June 30, 2000, is contained in Boston Gas' Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, which is incorporated by reference as Exhibit H-7 and (ii) income statement for the twelve (12) months ended June 30, 2000 is attached hereto as part of Exhibit H-7.

          Essex Gas. Essex Gas, a regulated utility, distributes natural gas to approximately 44,000 customers in 17 cities and towns in an area of eastern Massachusetts that is contiguous to Boston Gas's service territory. Essex Gas has been in business for 147 years and was acquired by Eastern in September 1998.17

          For the twelve (12) months ended June 30, 2000, Essex Gas had operating revenues of $46,332,000, operating income of $15,067,000 and net income of $7,719,000. At June 30, 2000, Essex Gas had assets of approximately $96,618,000. Copies of (i) Essex Gas' balance sheet is contained in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, which is incorporated by reference as Exhibit H-8 and (ii) income statement for the twelve (12) months ended June 30, 2000, is attached hereto as part of Exhibit H-8.

          Colonial Gas. Colonial Gas, a regulated utility, distributes natural gas to approximately 161,000 customers in 24 communities located in northeastern Massachusetts (contiguous to Boston Gas's service territory) and on Cape Cod. Colonial Gas has been in business for 151 years. Eastern completed its acquisition of Colonial Gas on August 31, 1999.

          For the twelve (12) months ended June 30, 2000, Colonial Gas had operating revenues of $166,917,000, operating income of $41,063,000 and net income of $14,841,000. At June 30, 2000, Colonial Gas had assets of $569,909,000. Copies of Colonial Gas' (i) balance sheet is contained in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, which is incorporated by reference as Exhibit H-9 and (ii) income statement for the twelve (12) months ended June 30, 2000 is attached hereto as part of Exhibit H-9.

          The facilities of the Massachusetts Utilities together consist of approximately 10,000 miles of mains and 598,000 service connections, all in Massachusetts, and LNG storage facilities located in Dorchester, Lynn, Salem, Haverhill, Tewksbury and South

----------
17 See Eastern  Enterprises,  Holding Co. Act Release No. 26923  (September  30,
1998).

Yarmouth, Massachusetts. In the twelve (12) month period ended June 30, 2000, the three companies delivered a total of 157 billion cubic feet ("Bcf") of gas, including gas sold on a "bundled" basis to retail customers and gas delivered to transportation-only customers. Gas is delivered to the Massachusetts Utilities by interstate pipelines pursuant to long-term contracts at rates approved by the FERC. The Massachusetts Utilities currently have firm transportation agreements with Tennessee, TETCO, Algonquin Gas Transmission Company ("Algonquin") and Iroquois.18 The Massachusetts Utilities purchase gas from producers in Texas, Louisiana and Canada.

               iii. Eastern's Non-Utility Subsidiaries

          As noted above, Eastern has four (4) principal non-utility subsidiaries through which it conducts its energy related activities. With the exception of Midland which is described below, each of Eastern's non-utility subsidiaries is described in greater detail in Exhibit E-5.

          Midland. Midland is primarily engaged, through wholly-owned subsidiaries, in the operation of a fleet of towboats, tugboats and barges, principally on the Ohio River and Mississippi River and their tributaries, the Gulf Intracoastal Waterway and the Gulf of Mexico. Midland has been operating on the nation's inland waterways since 1925 and transports dry bulk commodities, a major portion of which is coal. Through other subsidiaries, Midland also performs repair work on marine equipment, operates a rail-to-barge coal dumping terminal, a phosphate chemical fertilizer terminal, and cargo transfer facilities, and provides refueling and barge fleeting services. KeySpan's proposed handling of Midland is addressed in Item 3.A.4.b.iii(4).

          Together, at June 30, 2000, Eastern's non-utility subsidiaries and investments constituted approximately 22% of the consolidated assets of Eastern and its subsidiaries. For the twelve (12) months ended June 30, 2000, Eastern's non-utility subsidiaries and investments constituted approximately 7% of consolidated operating income and 28% of consolidated revenues. Midland, Transgas and ServiceEdge are nonutility subsidiaries in which Eastern owns directly or indirectly a 50% or greater interest and which had total revenues of at least $10 million for the twelve (12) months ended June 30, 2000. Attached as Exhibit E-8 hereto are copies of the balance sheets and income statements of Transgas and ServiceEdge. A copy of Midland's income statement for the twelve
(12) months ended June 30, 2000, is contained in Exhibit E-9 hereto and a copy of its balance sheet for the quarter ended June 30, 2000, is contained in Midland's Annual Report on Form 10-Q for the quarter ended June 30, 2000, which is incorporated by reference as Exhibit E-9. The table attached as Exhibit E-10 hereto shows the percentage of Eastern's

----------
18 TETCO and Algonquin are both subsidiaries of Duke Energy Gas Transmission ("Duke Energy").

consolidated revenues (for the period ended June 30, 2000) contributed by each non-utility subsidiary.

          c. Energy North and its Subsidiaries

          If the ENI Transaction is consummated, EnergyNorth will be a direct, wholly-owned subsidiary of Eastern. EnergyNorth, a New Hampshire corporation, owns all of the issued and outstanding common stock of one gas utility company:
EnergyNorth Natural Gas, Inc. ("ENGI"). EnergyNorth's non-utility subsidiaries are principally engaged in installing and servicing commercial heating, ventilation and air conditioning equipment and distributing propane. ENGI and the non-utility subsidiaries are more fully described below. An organizational chart of EnergyNorth and its subsidiaries is attached hereto as Exhibit E-3. Exhibit E-15 is a list of EnergyNorth's direct and indirect subsidiaries.

          EnergyNorth's principal office is at 1260 Elm Street, New Hampshire.

          For the twelve (12) months ended June 30, 2000, EnergyNorth reported consolidated operating revenues of $146,624,000, of which $92,530,000 (or 63%) represented regulated gas sales and transportation, operating income of $11,123,000, and net income of $2,888,000. At June 30, 2000, EnergyNorth had $171,064,000 in total assets, including net utility plant of $118,312,000. As ofAugust 3, 2000, EnergyNorth had issued and outstanding 3,322,903 shares of common stock, par value $1.00 per share. Its shares are listed and traded on the New York Stock Exchange; however, they will be delisted and cease to be publicly traded upon the consummation of the ENI Transaction. More detailed information concerning EnergyNorth and its subsidiaries is contained in the Annual Report on Form 10-K for the fiscal year ended September 30, 1999, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000, copies of which are incorporated by reference as Exhibit H-3.

          EnergyNorth does not have any long-term debt.19

               i. ENGI

          ENGI is a New Hampshire corporation and a gas utility company operating exclusively within New Hampshire. It distributes natural gas to approximately 73,000 residential, commercial and industrial customers in 27 cities and towns in an area covering approximately 922 square miles and having a total population of approximately 470,000. ENGI's service area is located in southern and central New Hampshire, with the exception of the City of Berlin, which is located in northern New Hampshire. ENGI owns approximately 1,113 miles of distribution mains and 702 miles of service connections.

----------
19 ENGI does not have a credit rating.

ENGI's service area in New Hampshire is contiguous to Colonial Gas's service area in Massachusetts and is within 30 to 85 miles of the greater Boston area. ENGI also serves the City of Berlin, in northern New Hampshire, which has approximately 12,000 inhabitants. As a public utility under the laws of the State of New Hampshire, ENGI is subject to the regulatory supervision of the NHPUC as to gas sales, transportation rates, securities issuances and other matters.

          For the twelve (12) months ended June 30, 2000, ENGI had operating revenues of $92,530,000, operating income of $9,942,000 and net income of $3,470,000. At June 30, 2000, ENGI had total assets of $153,811,000. Copies of ENGI's (i) balance sheet is contained in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, and (ii) income statement for the twelve months ended June 30, 2000, is attached hereto as part of Exhibit H-10.

          Like the Massachusetts Utilities, ENGI purchases most of its gas from sources outside New England (chiefly the producing areas of Texas and Louisiana). All of the pipeline gas delivered to ENGI's principal system in southern and central New Hampshire is transported on the Tennessee pipeline system. ENGI also purchases gas from Canadian sources, which is delivered by Iroquois to Tennessee for ultimate delivery to ENGI and by Portland Natural Gas Transmission System.

               ii. EnergyNorth's Non-Utility Subsidiaries

          As noted above, EnergyNorth's material non-utility subsidiaries are principally engaged in installing and servicing commercial heating, ventilation and air conditioning equipment and distributing propane. EnergyNorth's non-utility subsidiaries are described in greater detail in Exhibit E-5.

          Together, at June 30, 2000, EnergyNorth's non-utility subsidiaries and investments constituted approximately 10.1% of the consolidated assets of EnergyNorth and its subsidiaries. For the twelve (12) months ended June 30, 2000, EnergyNorth's non-utility subsidiaries and investments constituted approximately 37% of consolidated gross revenues. Attached as Exhibit E-11 hereto are copies of the balance sheet and income statements of ENPI and ENM which are nonutility subsidiaries in which EnergyNorth owns a direct or indirect interest of 50% or more and which had total revenues of at least $10 million for the twelve (12) months ended June 30, 2000. The table attached as Exhibit E-12 hereto shows the percentage of EnergyNorth's consolidated revenues (for the twelve (12) months ended June 30, 2000) contributed by each non-utility subsidiary.

C.  Description of the Transaction

     1. Background and Negotiations Leading to the Proposed Transaction

          During the past several years, Eastern's board of trustees has regularly reviewed and evaluated Eastern's long-term objectives and strategy, particularly in light of the energy industry's trend toward deregulation and consolidation. In July 1999, Eastern's board and management decided to explore alternatives to enhance shareholder value including a strategic combination with another company.

          Since its creation in 1998, KeySpan has considered a variety of acquisitions and strategic alternatives to enable it to compete more effectively in the deregulated energy industry. The acquisition of regional gas and/or electric companies were among the strategic alternatives considered by KeySpan's management consistent with KeySpan's strategic plans and possible acquisition candidates were reviewed by KeySpan's board of directors. The board encouraged management's investigation of strategic options including a possible acquisition of Eastern.

          In September of 1999, Eastern's financial advisor, Salomon Smith Barney, identified a number of potential strategic partners, including KeySpan, and contacted them to determine their initial interests in engaging in a strategic transaction with Eastern. On October 13, 1999, Salomon Smith Barney reported to Eastern's board that a number of companies, including KeySpan, had submitted non-binding indicative bids. During the month of October, KeySpan and other companies conducted due diligence reviews of Eastern's business. On November 1, 1999, Salomon Smith Barney reported to the Eastern board that two companies, one of which was KeySpan, had provided binding offers to acquire Eastern at prices significantly higher than those previously offered. The board instructed management to begin negotiations with KeySpan and the other bidder on a merger agreement.

          Eastern then entered into intensive negotiations with KeySpan and the other bidder. On November 3, 1999, Salomon Smith Barney reported to the Eastern board that KeySpan and Eastern had reached agreement on all outstanding price and non-price terms, and that although the price offered by the other bidder was comparable to KeySpan's proposal, discussions with the other bidder had not resulted in acceptable resolution of other important terms. Salomon Smith Barney also told the board that since November 1, 1999, another company had submitted a binding offer but at a price below that offered by KeySpan and the other bidder. On November 4, 1999, KeySpan and Eastern signed the Merger Agreement. A more fulsome description of the events leading up to the execution of the Merger Agreement and the Transaction is contained in Eastern's Proxy Statement which is incorporated by reference as Exhibit C hereto.

          The merger of KeySpan and Eastern (including EnergyNorth) will result in an integrated natural gas utility serving approximately 2.4 million retail gas customers located in three (3) contiguous states. In addition, KeySpan will continue to serve one wholesale electric customer in New York. The companies believe that by combining resources they will be well positioned to succeed in an increasingly competitive energy marketplace, particularly in the northeastern United States. The companies expect that the Transaction will result in greater shareholder value than either company could achieve on its own. KeySpan and Eastern believe that the increased size and scope of the combined operation will improve their opportunities for expansion and ability to offer a broad line of energy products. Further, the companies are geographically compatible because they are located in contiguous states. Moreover, the characteristics of their respective service territories are similar, consisting of both mature, densely populated urban centers and suburbs. These facts provide them with an excellent ability to share resources and achieve synergies in the increasingly competitive northeast sector of the country. For example, much of the service territories of the New York Gas Utilities and the Massachusetts Utilities have low saturations of gas heating for residential and small commercial customers. The combined companies, based on increased size and scope, could utilize common resources to promote increased use of natural gas through oil-to-gas conversions and more effectively compete as suppliers in such developing markets where no gas service currently exists.

     2.  Merger Agreement

          The Merger Agreement provides for Eastern to be merged with and into ACJ with Eastern being the surviving entity. Eastern will then become a wholly-owned direct subsidiary of KeySpan and KeySpan will register as a holding company under Section 5 of the Act. KeySpan will acquire all of Eastern's common stock in an all cash transaction. Shares held by Eastern, KeySpan, or any of KeySpan's wholly-owned subsidiaries will be cancelled in the Transaction. The closing of the Transaction will occur on the second business day immediately following the satisfaction or waiver of the conditions to the Transaction unless Eastern and KeySpan mutually agree to another time.

          Treatment of Eastern Shareholders: As a result of the Transaction, Eastern shareholders will receive $64.00 in cash, without interest, for each share of Eastern common stock, unless the shareholder is entitled to and has perfected its dissenters' appraisal rights. Eastern shareholders will receive an additional $0.006 per share ("Additional Amount") for each day the Transaction has not closed after the later of (a) August 4, 2000 or (b) ninety days after the New Hampshire Public Utilities Commission ("NHPUC") gives final regulatory approval to the ENI Transaction, though the aggregate Additional Amount will be reduced by the aggregate amount of any per share increase in any dividend actually paid that is attributable to any period in which the Additional Amount accrues.

          Closing Conditions: The Transaction is subject to customary closing conditions, including receipt of all required regulatory approvals, such as approval by the Commission under the Act.

          Tax  Consequences:   The  receipt  of  the  consideration  by  Eastern
shareholders for each share of Eastern common stock will be a taxable transaction for federal income tax purposes. Each holder's gain or loss per share of Eastern common stock will be equal to the difference between the holder's tax basis in that particular share of the Eastern common stock and the amount of cash received therefor. Such gain or loss generally will be a capital gain or loss assuming the Eastern common stock is held as a capital asset at the time of the Transaction.

          Accounting Treatment: The Transaction will be accounted for as a purchase for accounting and financial reporting purposes.

D.  Management and Operations of KeySpan Following the Transaction

          Following consummation of the Transaction, KeySpan will be the direct parent company of Eastern. KeySpan's board of directors will be composed of 15 members. Robert Catell will remain as the Chief Executive Officer and Chairman of the Board of Directors of KeySpan. J. Atwood Ives, the current Chief Executive Officer of Eastern, will be elected to KeySpan's board of directors. The main corporate headquarters and principal executive offices of the combined company will remain in Brooklyn, New York; however, Eastern will maintain offices in the Boston area and EnergyNorth will maintain offices in New Hampshire.

Item 2.  Fees, Commissions and Expenses

          The estimated fees, commissions and expenses in connection with the proposed Transaction are set forth in Exhibit I hereto.

Item 3.  Applicable Statutory Provisions

          The following sections of the Act and the Commissions rules thereunder are or may be applicable to the proposed Transaction:

Section of the Act         Transactions to which Section is or may be applicable
------------------         -----------------------------------------------------

    3(a)(1) Confirmation that Eastern, EnergyNorth and KEC will continue to be exempt holding companies under the Act

    4, 5 Registration of KeySpan as a holding company following the consummation of the Transaction

    8, 9(a)(2), 10         Acquisition by KeySpan of common stock of Eastern

    11(b) Retention by KeySpan of (i) its electric utility operations (i.e., KeySpan Generation) and (ii) the non-utility businesses of KeySpan, Eastern and EnergyNorth

          To the extent that other sections of the Act and the Commission's rules thereunder are or may be applicable to the Transaction, such sections and rules should be considered to be set forth in this Item 3.

A.  Approval of the Transaction.

              Section 9(a)(2) provides in pertinent part that:

              Unless the acquisition  has been approved by the Commission  under section 10, it shall be unlawful . . . for any person. . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate, under clause (A) of paragraph 11 of subsection (a) of section 2, of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate.

For purposes of section 9(a)(2), an "affiliate" of a specified company is any person that directly or indirectly owns, controls, or holds with power to vote 5% or more of the outstanding voting securities of such specified company. KeySpan already owns, directly or indirectly, 100% of the common stock of the New York Utilities, which are public utility companies within the meaning of
Section 2(a)(5) of the Act. Accordingly, the Transaction requires approval pursuant to Section 9(a)(2) because it contemplates that KeySpan will indirectly acquire 100% of the common stock of the Massachusetts Utilities and ENGI, each of which are public utility companies as defined in the Act.

          Section 10 of the Act sets forth the statutory standards that the Commission must consider in evaluating an acquisition which requires Section 9(a)(2) approval. As demonstrated below, the Transaction complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission. Accordingly,

          o the Transaction will not tend towards interlocking relations or the concentration of control of public utility companies of a kind or to an extent detrimental to the public interest or the interest of investors or consumers (Section 10(b)(1) of the Act);

          o the consideration to be paid in the Transaction is fair and reasonable (Section 10(b)(2) of the Act);

          o the Transaction will not result in an unduly complicated capital structure for the KeySpan-Eastern combined system and will not be detrimental to the public interest or the interest of investors or consumers (Section 10(b)(3) of the Act);

          o the Transaction is not unlawful under Section 8 and is not detrimental to the carrying out of Section 11 of the Act (Section 10(c)(1) of the Act); o the Transaction tends towards the economical and efficient development of an integrated public utility system (Section 10(c)(2) of the
                    Act); and o the Transaction will be consummated in compliance with all applicable state laws (Section 10(f) of the Act).

     1.  Section 10(b)(1)

          a. Interlocking Relationships

          By its nature, any merger results in new links between theretofore unrelated companies. However, these links are not the types of interlocking relationships targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies.20

          The Merger Agreement provides for the board of directors of KeySpan to be composed of members from the boards of both KeySpan and Eastern. This is necessary to integrate Eastern fully into the KeySpan system and will therefore be in the public interest and the interests of investors and consumers. Forging such relations is beneficial to the protected interests under the Act and thus is not prohibited by Section 10(b)(1) and is consistent with the composition of other boards for holding companies registered under the Act.

          b. Concentration of Control

          Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system.21 In applying Section 10(b)(1) to utility acquisitions, the Commission must

----------
20 Northeast Utilities, 50 SEC 427,443(1990), as modified, 50 SEC 511 (1991), aff'd sub nom., City of Holyoke Gas & Electric Dept. v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the two merging entities]").

21 American Electric Power Co., 46 SEC 1299, 1309 (1978).

determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed."22 As discussed below, the Transaction will not create a "huge, complex and irrational system," but rather will afford the opportunity to achieve economies of scale and efficiencies that are expected to benefit investors and consumers.23

          Size: If approved, the KeySpan system will provide gas distribution service to approximately 2.4 million residential, commercial and industrial customers located in New York, New Hampshire and Massachusetts as well as wholesale electric service to one customer, LIPA, in Nassau and Suffolk counties and the Rockaway Peninsula of Queens County, New York. The combined assets and revenues of KeySpan and Eastern (including EnergyNorth) will be less than, those of Dominion Resources, Inc. ("Dominion"), a combination registered holding company recently approved by the Commission. Dominion's acquisition of Consolidated Natural Gas Company ("CNG") resulted in a combined gas and electric utility holding company system serving nearly 4 million retail customers in five
(5) states, including approximately 2 million gas retail customers, and total consolidated assets of $29.059 billion and revenues of $8.8 billion.24

          When comparing KeySpan's proposed combined gas operations on a pro forma basis to the gas operations of other utilities on in the Northeast and Mid-Atlantic Regions, KeySpan will only be the second largest gas company in terms of customers, gas revenues and gas assets. (See Exhibit L attached hereto.) After the Transaction is consummated, on a pro forma basis KeySpan's total gas customers will be nearly 2.4 million, gas revenues will be approximately $2.5 billion, and gas assets will be approximately $5.6 billion. However, the proposed combination of Nisource and Columbia Energy Group
("Columbia") will result in a larger gas company with gas customers of approximately 3.2 million, gas revenues of approximately $3.6 billion and gas assets of approximately $11 billion. Moreover, KeySpan's proposed combined system will be approximately the same size as Columbia without giving effect to the proposed Nisource merger. Columbia currently has approximately 2.1 million gas customers, $2 billion in gas revenues and $8.1 billion in gas assets. In addition, KeySpan's combined operations will be only slightly larger than the combined gas operations of CNG and Dominion, which are approximately 1.8 million gas customers, approximately $2 billion in gas revenues and approximately $9 billion in gas assets.

          Efficiencies and Economies: As noted above, the Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved

----------
22 Vermont Yankee Nuclear Corp., 43 SEC 693, 700 (1968).

23 American Electric Power Co., 46 SEC at 1307 (1978).

24 Dominion Resources, Holding Co. Act Release No. 27113 (December 15, 1999).

through the integration and coordination of utility operations.25 The Commission has concluded that size is not determinative. In Centerior Energy Corp.,26 the Commission stated flatly that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone." In addition, the SEC Division of Investment Management ("Division") recommended in its 1995 report on the Regulation of Public Utility Holding Companies (the "1995 Report") that the Commission approach its analysis on merger and acquisition transactions in a flexible manner with emphasis on whether the proposed transaction would create an entity subject to effective regulation and would be beneficial to shareholders and customers as opposed to focusing on rigid, mechanical tests.27

          By virtue of the Transaction, the combined companies will be in a position to realize the substantial opportunities to become an effective competitor in a rapidly deregulating and increasingly competitive energy market that neither KeySpan nor Eastern, acting alone, would be in a position to achieve. Among other things, the Transaction is expected to yield significant capital expenditure and operating cost savings through consolidation of facilities and corporate and administrative functions, non-gas purchasing economies and the coordinated management of gas supply. The combination of KeySpan and Eastern offers the same type of synergies and efficiencies sought by the applicants (both exempt and registered companies) in NIPSCO Industries, Inc.,28 TUC Holding Company,29 WPL Holdings, Inc.,30 and New Century Energies, Inc.31 These expected economies and efficiencies from the combined operations of KeySpan and Eastern (including EnergyNorth) are projected to result in annual net savings of $29.7 to $34.7 million, phased in over a two year period. Additional synergies from the combination of the utility operations of both companies are described in greater detail in Item 3.A.5.ii below.

          After the Transaction is consummated, the retail gas utility company operations of KeySpan, Eastern and EnergyNorth will continue to be fully subject to the jurisdiction of the state regulators in the states in which such operations are conducted (i.e., New York, Massachusetts and New Hampshire, respectively). KeySpan's electric utility company, KeySpan Generation, will also remain subject to the same NYPSC and FERC regulation that applied prior to the merger. Therefore, completion of the Transaction will not affect current state regulation of the combined companies' utility operations.

----------

25 American Electric Power, supra,. at 1309.

26 Centerior Energy Corp., 49 SEC 472 at 475 (1986).

27 1995 Report at 73-4.

28 Holding Co. Act Release No. 26975 (February 10, 1999).

29 Holding Co. Act Release No. 26749 (August 1, 1997).

30 Holding Co. Act Release No. 26856 (April 14, 1998).

31 Holding Co. Act Release No. 26748 (August 1, 1997).

          Competitive Effects: As the Commission stated in Northeast Utilities,32 the "antitrust ramifications of an acquisition must be considered in light of the fact that the public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." On May 1, 2000, KeySpan and Eastern filed Notification and Report Forms with the DOJ and FTC pursuant to the HSR Act describing the effects of the Transaction on competition in the relevant market. It is a condition to the consummation of the Transaction that the applicable waiting periods under the HSR Act shall have expired or been terminated. After making the requisite filings under the HSR Act on May 1, 2000, the Bureau of Competition of the FTC and the Antitrust Division of the DOJ jointly made an informal request for certain information from KeySpan, Eastern and EnergyNorth in order to determine whether a request for additional information (a so-called "Second Request") should be issued at the expiration of the initial thirty day waiting period and the waiting period be extended until the parties complied with the Second Request. After supplying the additional information requested by the DOJ and FTC, as described below, they did not issue a Second Request and the HSR Act waiting period expired on June 1, 2000. In the past, the Commission has largely relied on, or "watchfully deferred" to,33 the determination of other regulators with respect to anti-competitive considerations and has declined to reconsider issues of size and market power that have been considered by other federal antitrust regulators.34

          Specifically, the DOJ and FTC requested the following information from KeySpan, Eastern and EnergyNorth, on a voluntary basis, to further analyze the competitive effects of the proposed Transaction:

          a) system maps for each company's gas utility subsidiary showing the pipeline interconnections;

          b) each location on any interstate pipeline on which each company has a right to receive gas ("receipt point"), including the nature and amount of each company's right at each receipt point, the volume of gas received by each company at each receipt point, and the total capacity of the pipeline as it goes by each receipt point;

          c) the volume delivered to each city gate owned or operated by each company; and

----------

32 Northeast Utilities, 50 SEC 427 (Dec. 21, 1990).

33 See City of Holyoke Gas & Electric Dept., supra.

34 WPL  Holdings,  Inc.,  et al.,  Holding Co. Act Release No.  26856 (April 14,
1998), aff'd sub nom., Madison Gas and Electric Company v. SEC (D.C. Cir. 1999); New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997).

          d) the identity of each customer to whom one company sold gas for delivery in the service area of the other two companies.

          KeySpan, Eastern and EnergyNorth provided written responses and certain maps to the FTC and DOJ, and representatives of the companies were interviewed by the FTC on May 23, 2000. The major points that were communicated to the FTC and DOJ were as follows:

          a) Neither KeySpan, Eastern nor EnergyNorth have any overlapping gas delivery customers in the service areas of their respective gas utility subsidiaries.

          b) A combination of the existing interstate pipeline capacity rights of the three companies would not have any adverse effect on an existing or potential competitor in the areas served by KeySpan, Eastern or EnergyNorth. In that regard, the FTC's primary focus was the combined capacity on the Tennessee gas pipeline and, more specifically, in Zone 6 of that pipeline. KeySpan documented to the FTC that, after November 1, 2000, KeySpan had reduced pipeline capacity on the Tennessee pipeline and that none of KeySpan's deliveries would be in Zone 6, which was the FTC's area of interest. In addition, none of KeySpan's current Tennessee capacity was in Zone 6. The FTC also examined the capacity of the combined companies on the other pipelines used by one or more of the companies, including Transco, Iroquois, CNG, Texas Eastern, Algonquin and Portland Natural Gas, but voiced no concerns as to any of those pipelines.

          As noted above, after receiving this additional information from KeySpan, Eastern and EnergyNorth, on June 1, 2000, the initial 30 day waiting period under the HSR Act expired without a Second Request and the FTC and DOJ concluded their investigation of the proposed Transaction without any extension of the initial waiting period.

          Finally, the Transaction does not raise vertical market power concerns. Neither Eastern's nor EnergyNorth's utilities engage in the sale of electric energy, therefore, the Transaction will not result in any new combination of gas and electricity services in the gas service territories of the combined companies.35 Although KeySpan currently has existing gas and electric operations, after the Transaction they will not overlap with the service territories of Eastern and EnergyNorth. Finally, KeySpan's current combined gas and electric utility operations are the result of the 1998 merger of LILCO and Brooklyn Union which, after viewing, inter alia, the competitive effects of the transaction, the Commission, the NYPSC and the Federal Energy Regulatory Commission approved.

----------
35 Cf. Sempra Energy, Holding Co. Act Rel. No. 26890 (June 26, 1998) (Commission examined vertical market power concerns raised by intervenors because the combined companies would have overlapping gas and electricity service territories).

          In sum, for the reasons set forth above, the Transaction will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or consumers within the meaning of Section 10
(b)(1), and the Commission may justifiably rely on the DOJ/FTC's review of the Transaction with respect to anti-competitive issues.

     2.  Section 10 (b) (2)

          Section 10(b)(2) requires the Commission to determine whether the consideration to be paid by KeySpan to the holders of Eastern's common stock in connection with the Transaction, including all fees commissions and other remuneration, is reasonable and whether it bears a fair relation to the investment in and earning capacity of the utility assets underlying the securities being acquired. The Commission has recognized that when the consideration to be paid in a proposed transaction is the result of arm's-length negotiations, and supported by opinions of financial advisors, there is persuasive evidence that Section 10(b)(2) is satisfied.36

          For the reasons set forth below, the Transaction satisfies the requirements of Section 10(b)(2).

          a.  Fairness of Consideration

          The consideration for the Transaction is the result of a competitive process and substantial arm's-length negotiations between KeySpan and Eastern. The negotiations were preceded by KeySpan's extensive due diligence, analysis and evaluation of the assets, liabilities and business prospects of the combined companies. See "Background of the Merger" of Eastern's Proxy Statement in Exhibit C hereto.

          In addition, nationally recognized investment bankers for each of KeySpan and Eastern reviewed extensive information concerning the companies and analyzed the Transaction consideration employing several valuation methodologies. KeySpan's financial advisor was JP Morgan Securities, Inc. ("JP Morgan") and it has provided a "fairness" opinion to KeySpan's Board of Directors with respect to the consideration to be paid in the Transaction. Salomon Smith Barney has also rendered an opinion to Eastern that the Transaction consideration is fair from a financial point of view to Eastern's common stockholders. JP Morgan's opinion is attached hereto as Exhibit G-1 and Salomon Smith Barney's opinion is incorporated by reference as Exhibit G-2.

          b. Reasonableness of Fees

----------
36 See Entergy Corp., et al., 51 SEC 869 (1993); The Southern Co., et al. Holding Co. Act Release No. 24579 (February 12, 1988); Ohio Power Co., 44 S.E.C. 340, 346 (1970).

          KeySpan believes that the overall fees, commissions and expenses incurred and to be incurred in connection with the Transaction are (i) reasonable and fair in light of the size and complexity of the Transaction relative to other similar transactions and the anticipated benefits of the Transaction to the public, investors and consumers, (ii) consistent with recent precedent and (iii) meet the standards of Section 10(b)(2).

          As set forth in Item 2 of this Application/Declaration, KeySpan and Eastern together expect to incur a combined total of approximately $ 22 million in fees, commissions and expenses in connection with the Transaction. KeySpan believes that the estimated fees and expenses in this matter bear a fair relation to the value of the combined company and the strategic benefits to be achieved by the Transaction and that the fees and expenses are fair and reasonable in light of the size and complexity of the Transaction.37 Based on a price for Eastern's common stock at $64.00 per share, the Transaction price is valued at approximately $1.7 billion. The total estimated fees and expenses of $22 million represent approximately 1.3% of the value of the consideration to be paid to the Eastern shareholders. This percentage is consistent with percentages previously approved by the Commission.38

     3.  Section 10 (b) (3)

          Section 10 (b) (3) requires the Commission to determine whether the Transaction will unduly complicate KeySpan's capital structure or will be detrimental to the public interest, the interest of investors or consumers or the proper functioning of KeySpan's system.

          a. Capital Structure

          The Commission has found that an acquisition satisfies the Section 10(b)(3) analysis where the effect of a proposed acquisition on the acquirer's capital structure is negligible and the equity position is at or above the traditionally acceptable 30% level prescribed by the Commission.39 Under these standards, KeySpan's proposed acquisition of Eastern will not unduly complicate the capital structure of the combined system. Set forth below are summaries of the historical capital structures of KeySpan, Eastern and EnergyNorth as of June 30, 2000.

----------
37 See Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992), modified on other grounds, Holding Co. Act Release No. 25550 (June 4, 1992).

38 See, e.g., Entergy Corp., Holding Co. Act Release No. 25952 (1993) (fees and expenses represented approximately 1.7% of the consideration paid to the shareholders of Gulf State Utilities); Northeast Utilities, Holding Co. Act Release No. 325548 (June 3, 1992) (fees and expenses represented approximately 2% of the assets to be required).

39 See, e.g., Entergy Corp., 55 S.E.C. 2035 (1993); Northeast Utilities, 47 S.E.C. 1279 (1990).

                        KeySpan, Eastern and EnergyNorth
    Pre-Transaction Historical June 30, 2000 Consolidated Capital Structures
                             (Dollars in thousands)

                                      KeySpan            Eastern     EnergyNorth

Common Shareholders Equity            $  2,790,222       $  770,841    $  54,071

Preferred Stock not subject to              84,339           21,438      -------
mandatory redemption

Debt40                                   2,374,858          617,188       64,666

Total                                 $  5,249,419       $1,409,467    $ 118,737


        Post-Transaction KeySpan Pro Forma Consolidated Capital Structure
                             (Dollars in Thousands)
                                   (unaudited)

                                                      KeySpan      Percentage of
                                                                        Total

Common Stock Equity (including paid                 $2,809,128         35.1 %
 in capital)

Preferred stock not subject to mandatory               105,777           1.3%
redemption

Debt41                                               5,096,612          63.6%

Total                                               $8,011,517         100.0%

          KeySpan's consolidated equity to total capitalization ratio after the consummation of the Transaction will exceed the traditionally accepted 30% level.

          b. Protected Interests

---------
40 Debt includes the following: long-term, current maturities, commercial paper and gas inventory financing.

41 Debt includes the following: long-term, current maturities, commercial paper and gas inventory financing.

          As set forth more fully in the discussion of the standards of Section 10(c)(2) in Item 3.A.5. below, the Transaction will create opportunities for KeySpan and Eastern to achieve substantial cost savings and synergies, and will integrate and improve the efficiency of the KeySpan and Eastern utility systems. The Transaction will therefore be in the public interest and the interest of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

     4.  Section 10 (c) (1)

          Section 10 (c)(1) of the Act prohibits the Commission from approving an acquisition under Section 9(a) of the Act if such acquisition is unlawful under Section 8 of the Act or is detrimental to the carrying out of Section 11 of the Act. As demonstrated below, the Transaction is not unlawful under Section 8 nor will it be detrimental to the enforcement of the provisions under Section 11 of the Act.

          a. Section 8 Analysis

          Section 8 prohibits registered holding companies from acquiring, owning interests in, or operating both a gas and an electric utility serving substantially the same area if prohibited under state law. The Transaction involves KeySpan's indirect acquisition of the Massachusetts Utilities and ENGI which are exclusively gas utility companies. Accordingly, the Transaction does not raise any issue under Section 8 since it does not involve an acquisition in which the newly acquired gas companies will be serving the same areas of any affiliated electric utility company.42

          b. Section 11 Analysis

          Section 10(c)(1) of the Act requires that an acquisition not be detrimental to carrying out the provisions of Section 11. For the reasons set forth below, the Transaction meets the requirements of Section 10(c)(1).

               i. Capital and Corporate Structure

          Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure that unnecessary
complexities   are

----------
42 KeySpan currently owns two gas utility companies (KeySpan New York and KeySpan Long Island) and one electric utility company (KeySpan Generation) which are all located in New York. In 1998, KeySpan's acquisition of the companies was approved by the Commission, in BL Holdings, supra, and the NYPSC. The service territories of the Massachusetts Utilities and ENGI will not overlap with the areas served by KeySpan Generation.

eliminated and voting power is fairly and equitably distributed. As described above in Item 3.A.3.a of this Application/Declaration, the Transaction will not result in unnecessary complexities or unfair distribution of voting powers.

          Section 11(b)(2) directs the Commission to

                               ensure that the corporate structure or continued existence of any company in the holding company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding company system. In carrying out the provisions of this paragraph the Commission shall require each registered holding company (and any company in the same holding company system with such holding company) to take such action as the Commission may find necessary in order that such holding company shall cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company.

          After the Transaction is consummated, there will be two tiers of holding companies between ENGI and KeySpan (i.e., ENGI's parent, EnergyNorth, will be a subsidiary of Eastern, a holding company, which will be a direct subsidiary of KeySpan). This structure raises two issues under Section 11(b)(2): whether EnergyNorth's existence will complicate the structure of KeySpan's holding company system after the Transaction is consummated; and, whether the Transaction will result in an unfair or inequitable distribution of voting power among the security holders of the holding company system. As discussed below, EnergyNorth's existence does not raise the complexities Section 11(b)(2) seeks to address. Moreover, as soon as reasonably practicable after the consummation of the Transaction, KeySpan intends to eliminate EnergyNorth as an intermediary holding company so that ENGI will become a direct utility subsidiary company of Eastern. KeySpan commits to eliminate EnergyNorth as an intermediary holding company by June 30, 2001.

          EnergyNorth's continued existence is necessary to ensure a smooth transition toward the coordination of ENGI's operations with those of the Massachusetts Utilities and the New York Gas Utilities. Because KeySpan will indirectly own all of the outstanding common stock of Eastern and EnergyNorth, the continued existence of EnergyNorth during a transitional period raises no concern over any undue complexities in the holding company structure or a risk of unfair or inequitable distribution of voting power within the holding company system.43 Therefore, KeySpan requests that the Commission permit the continued existence of EnergyNorth following the consummation of the Transaction.44

               ii. Integrated Public Utility Holding Company System

          Section 11(b)(1) generally requires a registered holding company system to limit its operations "to a single integrated public utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operation of such integrated public utility system." Ordinarily, the single system can provide either electric or gas service, however, Section 11(b)(1) (A-C) of the Act (the "ABC Clauses") provides an exception to the "single system" requirement and permits a registered holding company to own one or more additional integrated public utility systems (e.g., both gas and electric) if the criteria of the ABC Clauses are met.

          As described more fully in Item 3.A.5.i below, the principal utility system of the combined companies, comprised of the gas operations conducted by KeySpan New York and KeySpan Long Island and Eastern's gas operations (i.e., the Massachusetts Utilities and ENGI), satisfy the requirements for a single integrated gas utility system. Moreover, as set forth below, retention is permissible of (a) KeySpan Generation because it qualifies as an additional electric system under the ABC Clauses, and (b) the non-utility businesses of KeySpan, Eastern and EnergyNorth because they satisfy standards for retention under Section 11(b)(1) of the Act.

                    (1) Retention of Electric Operations:

          The ABC Clauses under Section 11 (b)(1) permit the retention of additional integrated public-utility systems if the Commission finds the following:

----------
43 KeySpan will issue debt to acquire Eastern and, like acquisitions recently approved by the Commission which resulted in newly registered holding companies, such debt is consistent with that permitted under Section 7(c)(2)(A) of the Act for such acquisitions. SCANA Corporation, Holding Company Act. Release No. 27133 (February 9, 2000); Dominion Resources, Holding Co. Act Release No. 27113 (December. 15, 1999).


44 The Commission has the ability to exercise its reasonable discretion to permit a "great grandparent" holding company structure when the specifics of the transaction do not raise the concerns Section 11(b)(2) was intended to address. See, e.g., National Grid, Holding Co. Act Release No. 27154 (March 15, 2000) (expressly authorized the continued existence of multiple intermediate holding companies); West Penn Railways Co., Holding Co. Act Release No. 953 (January 3,
1938) (expressly authorizing the continued existence of an intermediate holding company); West Texas Utilities Co., Holding Co. Act Release No. 4068 (January
25, 1943) (reserving jurisdiction under Section 11(b)(2) in connection with a transaction which would result in the a "great grandparent" holding company).

                              (a) each of the additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system;

                              (b) all of the additional systems are located in one state, in adjoining states or in a contiguous foreign country; and

                              (c) the continued combination of such systems is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation or the effectiveness of operation.

          Historically, the Commission considered the question of whether a registered holding company could retain a separate system by applying a strict standard that required a showing of a loss of substantial economies before retention would be permitted.45 Under the Commission's previous narrow interpretation of Section 11(b)(1)(A), when considering whether to permit primarily electric utility holding companies to keep their gas assets, the Commission, as a guide to determining whether lost economies are substantial, gave consideration to four ratios which measure the projected loss of economies as a percentage of: (1) total gas operating revenues; (2) total gas expense or "operating gas revenue deductions"; (3) gross gas income; and (4) net gas income or net gas utility operating income. Although the Commission has declined to draw a bright-line numerical test under Section 11(b)(1)(A), it has indicated that cost increases resulting in a 6.78% loss of operating revenues, a 9.72% increase in operating revenue deductions, a 25.44% loss of gross income and a 42.46% loss of net income would afford an "impressive basis for finding a loss of substantial economies."46

          However, in its 1995 Report, the Division recommended that the Commission "liberalize its interpretation of the `A-B-C' clauses."47 Accordingly, the Commission has explicitly rejected a rigid interpretation of the requirements of the ABC Clauses in a number of recent decisions in which it has approved newly formed combined utility registered holding company systems.48 In these cases, the Commission has found that, due

----------
45 See New England Electric System, 41 S.E.C. 888 (1964).

46 See Engineers Public Service Co., 12 SEC 41, 59 (1942). Recently, in Ameren, Conectiv, New Century and WPL Holdings, the Commission permitted the applicants to retain their additional gas systems because the ratios set forth in their severance studies exceeded the Commission guidelines.

47 1995 Report at 74.

48 See, e.g., SCANA, supra; New Century Energies, Inc., Holding Co. Act Release No. 26748, 1997 SEC LEXIS 1583 (1997); Conectiv, Inc., Holding Co. Act Release No. 26832 (February 25, 1998), 1998 SEC LEXIS 326 (1998); WPL Holdings, Inc.,
Holding Co. Act Release No. 26856 (April 14,  1998),  1998 SEC
(footnote continued on next page)
to the convergence of the energy and gas industries, retention of an additional system is desirable where separation of the gas business from the electric business could cause the divested entities to be weaker competitors.49 Thus, even a small loss of economies could be harmful to each entity's competitive position if they were required to separate.50

          The Commission's review of the Transaction and its retention of KeySpan Generation under the ABC Clauses should be evaluated based on its more recent precedent and policy advocating a more flexible approach to combined electric and gas systems. If KeySpan Generation were divested, KeySpan would lose (i) its ability to economically meet its current power supply obligations to LIPA; and (ii) the potential competitive benefits of a combined electric and gas company in the emerging converged energy market because the loss of its electric assets would hamper its future ability to provide customers with a full range of energy options.

          Nevertheless, even under the Commission's more stringent historical analysis, KeySpan Generation would experience significant lost economies if operated on a stand alone basis without any increase in benefits to consumers.51 Attached to this Application/Declaration as Exhibit J is an "Analysis of the Economic Impact of Divestiture of the Electric Operations of KeySpan Generation LLC" hereafter referred to as the Retention Study. As demonstrated in the Retention Study, if KeySpan Generation were divested and forced to operate on a stand alone basis, it would result total lost economies of $17.4 million, increased operation and maintenance expenses of 16.4%, a 60.8% loss of gross income (pre-tax net income), and a 48.3% loss of net electric income. Here, the lost economies that would be experienced if the electric facilities were to be operated on a stand alone basis exceed the Commission's guidelines even under a narrow interpretation of the Section 11(b)(1)(A).

          Clause (B) of Section 11(b)(1) is met because the electric operations of KeySpan Generation are located in one state (New York). KeySpan Generation will be in the same

----------
LEXIS 676 (1998);
Conectiv, supra; Dominion Resources, Holding Co. Act Release No. 27113 (Dec. 15,
1999).

49 See New Century, supra, 1997 SEC LEXIS 1583, *50.

50 WPL Holdings, supra, 1998 SEC LEXIS 676, *61.

51 By way of background, KeySpan Long Island and KeySpan Generation have a long historical relationship because their gas and electric assets were originally owned and operated by LILCO on an integrated basis. When KeySpan acquired the assets in 1998, they were transferred into the separate companies. Ten out of eleven of KeySpan Generation's steam generating plants are capable of burning gas to generate electricity. In BL Holdings, supra, the Commission approved KeySpan's acquisition of KeySpan Long Island (formerly known as KeySpan Gas
East) and KeySpan Generation and found de facto integration of the separate gas and electric systems based on factors such as their shared physical interconnections and common gas sources and administrative coordination.

state as the New York Gas Utilities which are part of KeySpan's proposed principal integrated gas system.

          With respect to clause (C) of Section 11(b)(1), KeySpan Generation's continued electric operations under KeySpan are not so large (considering the state of art and the area or region affected) as to impair the advantages of localized management, efficient operation or the effectiveness of regulation. KeySpan Generation's electric system is confined to a relatively small area (i.e., Long Island). Moreover, management currently is, and will remain after the Transaction, in the New York city metropolitan area, thereby preserving the advantages of localized management. The Transaction will have no impact on effective regulation because KeySpan Generation will remain subject to the jurisdiction of the FERC and the NYPSC. Finally, as discussed above, the electric operations enjoy substantial economies as part of the KeySpan system and should realize additional economies after the Transaction.

               iii. Retention of Non-Utility Businesses

          Section 11(b)(1) permits a registered holding company to retain non-utility businesses which are reasonably incidental, or economically necessary or appropriate, and not detrimental to the proper functioning of the holding company systems. Although the Commission has traditionally interpreted this provision to require an operating or functional relationship52 between the non-utility activity and the system's core non-utility business, in its release promulgating Rule 58,53 the Commission stated that it "has sought to respond to developments in the industry by expanding its concept of a functional relationship." The Commission concluded in the Rule 58 Release "that various considerations, including developments in the industry, the Commission's familiarity with the particular non-utility activities at issue, the absence of significant risks inherent in the particular venture, the specific protections provided for consumers and the absence of objections by the relevant state regulators, made it unnecessary to adhere rigidly to the types of administrative measures" used in the past. Furthermore, in the 1995 Report, the Commission's staff recommended that the Commission replace the use of bright-line limitations with a more flexible standard that would take into account the risks inherent in the particular venture and the specific protections provided for consumers.54 With respect to diversified activities that fall outside the scope of Rule 58, the Commission Staff recommended "a more flexible interpretation of the provisions of the Act concerning

----------
52  Michigan   Consolidated  Gas.  Co.,  44  SEC  361  (1970),   affd.  Michigan
Consolidated Gas Company v. SEC, 444 F.2d 913 (1970).

53 Exemption of Acquisition by Registered Public-Utility Holding Companies of Securities of Nonutility Companies Engaged in Certain Energy-Related and Gas-Related Activities, Holding Co. Act Release No. 26667 (February 14, 1997) ("Rule 58 Release").

54 1995 Report at 81-87, 91-92
diversification. Specifically the Division contemplates an interpretation of the language of Section 11(b)(1) that would allow registered holding companies to engage in non-utility businesses that are economically appropriate and in the public interest, regardless of whether such activities are ancillary to the utility business."55

          Registered holding companies and their subsidiaries are permitted to invest in energy related companies, as defined under the Commission's Rule
58(b)(1), without prior Commission approval under the Act if the aggregate investment in all such energy related companies does not exceed the greater of $50 million or 15% of the consolidated capitalization of the registered holding company. However, the Commission has disregarded existing investments in these types of activities, for purposes of calculating the dollar limitation upon investments in energy related companies, which were made by a holding company prior to its registration under the Act.56 KeySpan requests that the Commission grant the same treatment to its, Eastern's and EnergyNorth's existing non-utility subsidiaries which may fall within the meaning of a Rule 58(b) energy related companies.

          Rule 58(b)(2) permits gas registered holding companies to invest in gas related companies without the Commission's prior approval and such activities are not subject to any dollar limitation. A gas registered holding company, for purposes of Rule 58, is defined as a holding company that is registered solely by reason of ownership of voting securities of gas utility companies or a subsidiary company thereof.57 A gas related company is a company that derives, or will derive, substantially all of its revenues from one or more activities permitted under the Gas Related Activities Act ("GRAA").58 Rule 58(b)(2)(i) and Section 2(a) of the GRAA apply to activities related to the transportation and storage of natural gas; Rule 58(b)(2)(ii) and Section 2(b) of the GRAA apply to activities related to the supply of natural gas. The "GRAA does not impose any geographic boundaries within which a gas registered system may engage in the listed activities."59 Thus, the GRAA

----------
55 1995 Report at 91.

56 See, e.g., ExelonCorporation, Holding Co. Act Release No. 27256 (2000); Conectiv, Inc., Holding Co. Act Release No. 26832 (February 25, 1998); see also Ameren Corporation, Holding Co. Act Release No. 26809 (December 30, 1997). The Commission reached this conclusion in previous orders because the companies involved in the mergers were not previously subject to the Section 11(b)(1) restrictions on non-utility investments which apply only to registered holding companies.

57 Because KeySpan will register solely by reason of its acquisition of gas utility companies (i.e., the Massachusetts Utilities and ENGI), it qualifies for the exemptions related to ownership of gas related companies under Rule 58.

58 Pub. L. No. 101-527, 104 Stat. 2810 (November 15, 1990), codified as a note to Section 11 of the Act.

59 Consolidated Natural Gas Company, Holding Co. Act Release No. 26595 (October 25, 1996).

permits registered gas utility holding companies to own companies engaged in international gas related activities.60

          KeySpan is presently a holding company exempt from registration under the Act, as are Eastern and EnergyNorth. As exempt holding companies, each has been free to invest in a variety of non-utility businesses and activities without the need to obtain prior Commission approval under Section 9(a) of the Act. The companies' non-utility investments have been successful overall, have resulted in tangible benefits to their respective shareholders, and have been undertaken in compliance with applicable state laws and regulations in a manner to minimize risks to the ratepayers of their respective utilities. Moreover, continued diversification into energy related non-utility businesses will enable the KeySpan system, after it registers, to better compete with exempt registered holding company systems in the electric utility and gas utility industry. As such, KeySpan must continue its efforts to be a full service provider of energy and energy-related products and services "on both sides of the meter." The Commission has recognized the importance of this fact by permitting other registered holding companies to retain or acquire a wider range of non-utility businesses because many customers will choose their utilities based on the other products and services offered.61 In sum, the Commission has taken into account industry trends and competitive pressures that make it important for registered holding companies to be able to compete with other utilities not subject to the Act.62

          Except as discussed in Item 3.b.iii.4 below, the non-utility business interests that KeySpan will hold, directly or indirectly, after the consummation of the Transaction meet the Commission's standards for retention. As discussed more fully below, these companies are engaged in the same types of activities that the Commission has previously allowed registered holding companies to acquire, or newly registered holding companies to retain because they meet the Commission's increasingly more flexible interpretation of the Section 11(b)(1) standard. Like the Commission has done with other newly registered or existing registered holding companies, it should authorize the retention of KeySpan's, Eastern's and EnergyNorth's non-utility business, especially when viewed in light of the Commission's Rule 58 exemptions and more flexible, broader interpretation of the functional relationship test in light of utility industry trends to offer services on both sides of the meter. The following is a description of the specific bases under which the existing non-utility investments  of KeySpan,  Eastern and  EnergyNorth  may be retained  pursuant to
Section 11(b)(1).63

----------
60 Id.

61 GPU Inc., Holding Co. Act Release No. 27165 (April 14, 2000) (hereafter referred to as "GPU, Inc.").

62 See e.g., Entergy Corp., Holding Co. Act Release No. 26812 (January 6, 1998); SEI Holdings, Holding Co. Act Release No. 26581 (September 26, 1996); and Rule 58 Release at note 65.

63 KeySpan Corporate Services LLC, a direct subsidiary of KeySpan provides corporate administrative services to KeySpan and its subsidiaries. KeySpan Utility Services LLC, also a direct subsidiary of KeySpan, provides (footnote continued on next page)

                    (1) KeySpan's Non-Utility Subsidiaries64

          Rule 58(b)(1) Energy Related Companies. As discussed above, an energy related company which satisfies the criteria set forth in Rule 58(b)(1) is deemed to be functionally related to a registered holding company's business. A company is an energy related company if it directly or indirectly derives substantially all of its revenues from one or more of the activities (within the United States) which are enumerated in Rule 58(b)(1). Although KeySpan, as an exempt holding company, is not currently subject to Rule 58 with respect to its acquisition of energy related companies, the following KeySpan non-utility companies engage in energy related activities within the meaning of Rule 58(b)(1) and, therefore, should be retainable by KeySpan.

          A Rule 58 (b)(1)(iv) energy related company is defined as a company that sells, installs and/or services: electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and/or equipment that enables the use of gas or electricity as an alternative fuel. The business activities of the following companies are energy related activities within the meaning of Rule 58
(b)(1)(iv):

          o         KeySpan   Technologies  Inc.  ("KTI")  derives  all  of  its
                    revenues from developing, demonstrating, marketing, and servicing for its residential and commercial customers fuel cells that use gas. All of its customers are located in the United States. Accordingly, KTI is in the business of selling equipment that promotes new technologies for the use of gas which is a Rule 58 (b)(1)(iv) activity.

          A Rule 58 (b)(1)(v) energy related company is defined as an entity which engages in the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels. The following companies engage in energy marketing and brokering activities within the meaning of Rule 58 (b)(1)(v), and are retainable by KeySpan:

          o KeySpan Energy Services, Inc. ("KESI") is engaged in the business of a gas and retail electricity marketer. All of the gas that it buys is resold to customers located in the United States. KeySpan requests that the Commission reserve jurisdiction over the

----------
gas and electric transmission and distribution system planning and marketing services, gas supply planning and procurement, research and development, and meter repair operations to certain of KeySpan's subsidiaries. KeySpan will request the requisite service company approvals for KeySpan Corporate Services LLC and KeySpan Utility Services LLC in the separate Omnibus Application.

64 Exhibit E-5 contains more detailed factual descriptions of KeySpan's non-utility subsidiaries.

                    retention pursuant to Section 11(b)(1) of the Act of KESI. KeySpan will filed a post-effective amendment by June 30, 2001 seeking to justify its retention of KESI pursuant to
                    Section 11(b)(1) and if the Commission should subsequently order the divestiture of all, or any part of, KESI or its assets or activities, KeySpan requests that it be allowed to take appropriate actions to effect such sale within three years after such order.

          o         KeySpan  Energy   Trading   Services  LLC  is  a  broker  of
                    electricity and fuel as agent for LIPA. Specifically, as agent for LIPA, KETS is responsible for (a) the purchase from third parties of additional capacity and energy that LIPA needs to serve its customers, (b) the off-system sale of LIPA's energy which it does not require to meet the needs of its system customers; and (c) fuel procurement, delivery, storage and management to meet LIPA's obligations to provide fuel to its electricity supplier to generate power to provide LIPA for its retail and wholesale customers.65

          o KeySpan Energy Supply, LLC ("KESL") is engaged in energy brokering activities for customers located in the United States. KESL's brokering activities consist of purchasing gas and electricity as agent for its customers, and managing the bidding of its affiliated EWG's power into the wholesale electricity market.

          o Boundary Gas, Inc. is a gas marketer. It is engaged in the business of buying natural gas from Canada which it resells to utilities located in the northeast United States, including affiliated utilities.

          A Rule 58 (b)(1)(vii) energy related company is defined as a company that sells technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation. The business activities of the following companies are energy related activities within the meaning of Rule 58 (b)(1)(vii):

          o         KeySpan Electric Services LLC provides day-to-day  operation
                    and  maintenance   services  and   construction   management
                    services  to

----------
65 KeySpan Energy Trading Services LLC also provides LIPA with energy supply portfolio management and risk management. These activities fall within the activities permitted under Rule 58 (b)(1)(v). See Rule 58 Release at 48 (Commission stated that energy and risk management activities are part of the activities covered by Rule 58 (b)(1)(v) when done to minimize risks associated with the purchase and sale of commodities and not to engage in speculation).

                    LIPA for its electric transmission and distribution system ("T&D Facilities") and management and administration services to LIPA for its interests in the Nine Mile Point Unit 2 nuclear facility ("NMP2"). In 1998, LIPA acquired the T&D Facilities and NMP2 interests from LILCO in a contemporaneous transaction related to the combination of LILCO and KEC which resulted in KeySpan's indirect acquisition of LILCO's non-nuclear generation assets. LIPA entered into the services arrangement with KES since it was a beneficiary of the experience and expertise developed by LILCO in operating the T&D Facilities and the NMP2.

          o KeySpan-Ravenswood Services Corporation ("KRS") is primarily engaged in providing day-to-day operation and maintenance services for generation facilities owned by its EWG affiliate, KeySpan-Ravenswood, Inc. Its services and expertise were developed and exist as the result of its utility affiliates' operations. Specifically, the Ravenswood generation facilities were acquired by KeySpan-Ravenswood Inc. in June of 1999 from The Consolidated Edison Company of New York, Inc. ("Con Edison"). At the time of the acquisition, employees of Con Edison which operated the Ravenswood facility were transferred to KRS. Accordingly, these employees bring to KRS existing expertise in the operation of the Ravenswood facility which were developed as part of the facility's utility operations.66

          Rule 58(b)(2) Gas Related Companies. A Rule 58(b)(2) gas related company is deemed to be functionally related to the business of a gas registered holding company. A gas related company is defined as a company that directly or indirectly derives substantially all of its revenues from one or more of the activities (within the United States) which are enumerated in Rule 58(b)(2). Though KeySpan is not currently subject to Rule 58(b)(2) because it is an exempt holding company, its non-utility subsidiary companies described below are engaged in gas related activities within the meaning of Rule 58(b)(2) and should be retainable by KeySpan.

----------
66 Moreover, in New Century Energies, Inc., Holding Co. Act Rel. No. 26-748 (Aug. 1, 1997), the Commission permitted a company that intended to register as a holding company to retain a non-utility subsidiary that provided operation and maintenance services to generation facilities in which the holding company owned an interest and non-associated companies. Accordingly, independent of Rule 58, KSR is retainable with respect to its operation and maintenance activities because it is like the company in New Century Energies, Inc. Finally, KRS also provides small amounts of electricity to Con Edison, which is an energy marketing activity within the meaning of Rule 58 (b)(1)(v). In addition, KRS also provides day to day operation and maintenance services to Con Edison for its steam distribution plant located in New York adjacent to the EWG's facilities. Rule 58(b)(1)(vi) defines the following as an energy related activity: the production, conversion, sale and distribution of thermal energy, including steam, and the servicing of thermal energy facilities. Although KRS does not own the steam plant or itself sell steam, the operation and maintenance services it provides for the steam facilities are Rule 58 (b)(1)(vi) activities.

          Rule 58 (b)(2)(i) defines a gas related company as one that engages in activities permitted under Section 2(a) of the GRAA which are those of a natural gas company or a company that participates in activities involving the transportation or storage of natural gas. The business activities of the following companies, either directly or through subsidiaries, are gas related activities within the meaning of Rule 58 (b)(2)(i):

          o Honeoye Storage Corporation is engaged in the business of providing gas storage services for customers located in the United States. It owns an underground gas storage facility in Ontario County, New York consisting of 28 injection/withdrawal wells, 12 observation wells, 19 miles of field gathering lines, compressor units totaling 2700 hp and 10.5 miles of transmission pipeline connecting the facilities to the Tennessee Gas Pipeline gas transmission system. Honeye is regulated by the FERC with respect to its natural gas activities.

          o KeySpan Cross Bay LLC ("KeySpan Cross Bay") was formed to own a 25% interest in the Cross Bay Pipeline Company, LLC ("Cross Bay"). Cross Bay is developing the Cross Bay
                    Pipeline, which is a proposed natural gas interstate pipeline to be located in the United States that would be subject to FERC jurisdiction.

          o Each of LILCO Energy Systems Inc. and North East Transmission Co., Inc., are general partners in the Iroquois Gas Transmission System, L.P. ("Iroquois"). Iroquois is a FERC regulated natural gas transportation pipeline located in the United States. Iroquois' wholly owned subsidiary, Iroquois Pipeline Operating Company, operates the Iroquois' pipeline.67

          o Adrian Associates L.P. owns a natural gas storage facility in New York and is in the business of providing natural gas storage services. The facility consists of 9 injection/withdrawal wells, an observation well, 2 miles of field gathering lines, compressor units totaling 2700 hp and
                    13.5 miles of transmission pipeline connecting the facilities to the gas transportation pipeline owned by Tennessee Gas Pipeline. Adrian provides up to 6.2 BCF of storage service to gas distribution companies located in New Jersey and Massachusetts.

----------

67 Iroquois will continue to qualify for an exemption under 17 C.F.R. ss.250.16. After consummation of the Transaction, no more than 50% of the voting interests in Iroquois will be held by a registered holding company.

          The activities of a Rule 58 (b)(2)(ii) gas related company are defined as activities specified in Section 2(b) of the GRAA which are the supply of natural gas, including exploration, development, production, marketing, manufacture, or other similar activities related to the supply of natural or manufactured gas.68 The Commission has also found that other activities associated with the natural gas supply chain including exploration and production of associated petroleum are GRAA permitted activities and therefore are activities in which a Rule 58(b)(2(ii) gas related company may engage.69 Accordingly, the business activities of the following companies, either directly or through subsidiaries, qualify as gas related activities within the meaning of Rule 58 (b)(2)(ii), and are retainable by KeySpan:70

          o Northeast Gas Markets, LLC ("Northeast") provides natural gas procurement, contract management and marketing services for companies located in the United States.71

          o The Houston Exploration Company ("Houston Exploration") is engaged in the exploration, development and acquisition of domestic gas and oil properties. It also owns associated gathering systems and is engaged in small scale marketing, supplying, transportation and storage. The company has offshore properties in the Gulf of Mexico and onshore properties in Texas, Louisiana, Arkansas and West Virginia. Houston Exploration's wholly-owned subsidiary, Seneca-Upshur Petroleum, Inc., owns interests in oil and gas properties. Houston Exploration manages, operates and drills the wells for Seneca.

----------

68 Rule 58(b)(ii) also states that the acquisition by a registered holding company of a gas related company engaged in the activities set forth in Section 2(b) of the GRAA must be approved by the Commission pursuant to Section 9 and 10 of the Act. Since KeySpan was not a registered holding company at the time it invested in companies described in this Application/Declaration as engaged in activities defined in Section 2(b) of the GRAA, it was not required to obtain prior Commission approval for these acquisitions.

69 See Rule 58 Release at 82-3.

70 Retention of these companies is also consistent with Commission precedent it which it has authorized new registered holding companies to retain, or existing registered holding companies to acquire, businesses involved in the exploration, ownership, development and acquisition of natural gas and oil properties. See WPL Holdings Inc., Holding Co. Act Release No. 26856 (April 14, 1998); New Century Energies, Inc., Holding Co. Act Release No. 26748 (August 1, 1997); New England Energy Inc., Holding Co. Act Release No. 23988 (January 13, 1986).

71 Northeast's gas marketing activities also qualify it as an energy related company under 17 C.F.R.ss.250.58(2)(b)(1)(v).

          o KeySpan Exploration and Production, LLC is part of a joint venture with Houston Exploration that owns certain properties for offshore gas and oil exploration and development in the Gulf of Mexico.

          o KeySpan Natural Fuels, LLC owns interests in onshore wells located in the United States of Houston Exploration that produce oil and gas.

          International Gas Related Activities. Described below are international companies in which KeySpan has invested that are engaged in gas related businesses identical to those defined in the GRAA. 72 As noted above, the Commission has found that the GRAA permits registered gas utility holding companies to own companies located outside the United States.73 Moreover, the GRAA was intended to give gas registered holding companies "the same flexibility as exempt or non-PUHCA regulated gas companies in the acquisition of interests in certain ventures related to gas supply."74

          KeySpan has targeted investments in international gas related companies because it is a natural extension of KeySpan's expertise in the gas business, which stems from its core gas utility business, and is necessary to remain competitive in the increasingly global energy business. These international investments are not detrimental to KeySpan's domestic gas customers because any possible losses from these businesses cannot be recovered from its utilities' ratepayers. In addition, these investments are not harmful to the proper functioning of KeySpan's holding company system because they make up a small part of the entire KeySpan system. As of October 2000, KeySpan holds a 50% or smaller equity interest in each of the international companies listed below (except for its investments in GMF, GMSP and GMSL (as defined below) in which it will hold a 100% equity interest)75 and such international investments total approximately $371.5 million.76

----------

72 They are also the same activities defined in Rule 58(b)(2) for gas related companies. Except for the fact that these companies conduct their business outside of the United States, they would be considered Rule 58(b)(2) gas related companies.

73 The Commission has determined that the "GRAA does not impose any geographic boundaries within which a gas registered system may engage in the listed activities." Consolidated Natural Gas Company, Holding Co. Act Release No. 26595 (October 25, 1996) and Holding Co. Act Release No. 26608 (November 19, 1996).

74 136 Cong. Record S17585 (October 27, 1990) (floor statement of Sen. D'Amato).

75 On October 15, 2000, KeySpan Midstream acquired the remaining interests in each of GMF, GMSP and GMSL so that each of those entities are now indirectly, wholly owned subsidiaries of KeySpan Midstream, instead of partially owned subsidiaries.

76 This dollar amount only includes KeySpan's international investments in non-FUCO companies. The dollar amount of KeySpan's FUCO investments is described below in the section addressing FUCOs.

          The following international company is retainable by KeySpan because it is engaged in international gas related activities within the meaning of
Section 2(a) of the GRAA:

          o Premier Transco Limited is a natural gas pipeline company owning and operating natural gas and transportation facilities in the United Kingdom. Gas transportation activities are expressly permitted under Section 2(a) of the GRAA.77

          The following companies engage in international gas related activities within the meaning of Section 2(b) of the GRAA (i.e., the supply of natural gas, including exploration, development, production, marketing, manufacture, or other similar activities related to the supply of natural or manufactured gas) and are retainable by KeySpan:

          o GMS Facilities Limited ("GMF") owns an interest in, and operates, one natural gas processing plant in Alberta, Canada and a crude oil and natural gas liquids transportation facilities. It also owns interests in natural gas liquids fractionation and storage facilities located in Alberta.

          o Gulf Midstream Services Partnership ("GMSP") owns interests in 11 natural gas processing plants and associated gathering facilities located in Alberta and Saskatchewan, Canada. GMSP also markets natural gas, on behalf of approximately 40 producers, to about 50 customers in the United States and Canada, and markets natural gas products (including propane, butane and sulphur), on behalf of approximately 130 producers to about 50 customers in the United States and Canada.

          o Gulf Midstream Services Limited ("GMSL") is the managing partner for GMSP and is the agent for GMF and GMSP. Because neither GMSP nor GMF have employees or office facilities, GMSP and GMF act through GMSL, which conducts all GMSP and GMF business, including operating the assets for which those entities have operating responsibility, and executing and performing all GMSP and GMF contracts.

----------
77 Premier is an international gas pipeline like the international gas pipelines in which the Commission has permitted other gas registered holding companies to invest. See, e.g., Consolidated Natural Gas Company, Holding Co. Act Release No. 26595 (October 25, 1996) and Holding Co. Act Release No. 26608 (November 19,
1996) (Commission allowed gas registered holding company to invest in foreign pipeline projects located in South America pursuant to the GRAA).

          o KeySpan Energy Canada Ltd. owns an interest in The Taylor Gas Liquids Partnership ("Taylor "). Taylor owns an interest in a natural gas liquids and extraction plant in western Canada.

          o Alberta Northeast Gas, Ltd. is a gas marketer which buys Canadian natural gas and resells it at the Canadian/United States border to its gas utility customers, including affiliates, for delivery to their operations in the northeast United States.

          HVAC Companies. The Commission has also permitted registered holding companies to acquire, or new registered holding companies to retain, non-utility businesses that design, construct, install, maintain and service new and retrofit heating, ventilating, and air conditioning, electrical and power systems, motors, pumps, lighting, water and plumbing systems, and related structures for non-associate industrial, commercial and residential customers.78 In addition, a Rule 58 (b)(1)(iv) energy related company is defined as a company that sells, installs and/or services: electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and/or equipment that enables the use of gas or electricity as an alternative fuel. Because the following non-utility subsidiaries of KeySpan are engaged in activities that are the same or substantially similar to those approved by the Commission in Cinergy and Conectiv (as described above) and described under Rule 58(b)(1)(iv), they satisfy the functional relationship test under the Act and, therefore, should be retainable. KeySpan requests that the Commission reserve jurisdiction over the retention pursuant to Section 11(b)(1) of the Act of each of the following companies. KeySpan will file a post-effective amendment by June 30, 2001, seeking to justify its retention of these subisidiaries pursant to Section 11(b)(1) and if the Commission should subsequently order the divestiture of all or any of the subisidiaries or their assets or activities, KeySpan requests that it be allowed to take appropriate actions to effect such sale within three years after such order.

          o Fritze KeySpan, LLC designs, builds, installs and services heating, ventilating, and air conditioning systems for commercial and residential customers in New Jersey.79

          o KeySpan Plumbing Solutions, Inc. provides piping, plumbing and maintenance services associated with the installation of gas heating, systems principally with regard to boiler and hot water heater

----------
78 Cinergy Corp., Holding Co. Act Release No. 26662 (February 7, 1997); See also Conectiv, Inc., Holding Co. Act Release No. 26832 (February 25, 1998).

79 These heating, ventilation and air conditioning services are like those services permitted under Rule 58(b)(1(iv) and provided by a subsidiary of Conectiv which were found to be functionally related, and , therefore, retainable. See Cinergy, supra, and Conectiv, Inc., supra.

                    installations. These services are provided to customers in the New York metropolitan area.80

          o         KeySpan Energy  Management,  Inc.,  and its subsidiary  R.D.
                    Mortman, LLC, install and construct power supply, heating, ventilation81 and air conditioning systems including burners and boilers for heating purposes.82 They serve large scale residential and commercial customers located in the New York metropolitan area.

          o Delta KeySpan, Inc. designs, builds, installs and services heating, ventilating and central air conditioning systems for commercial customers in New England.83

          o KeySpan Energy Solutions, LLC provides service and maintenance for heating equipment, water heaters, central air conditioners and gas appliances. It also offers related safety products and services to its gas customers which include safety inspections, repair services, energy assessment and safety checks (i.e., testing for carbon monoxide and faulty wiring), and products which promote safe energy use, increased energy efficiency or detect carbon monoxide, smoke or fire. The Commission has previously found the provision of gas appliance and safety products and services to be functionally related.84 For instance, in Consolidated, the Commission found that the sale and installation of energy related appliances, products to promote safe energy use, and safety inspection and repair services activities in which a registered holding company system was permitted to engage.

----------
80 Plumbing and maintenance services that were connected to HVAC equipment and services were permitted in Conectiv, supra, and Cinergy, supra., as retainable, functionally related activities.

81 KeySpan Energy Management, Inc., may also engage in activities similar to its subsidiary, KeySpan Engineering Associates, Inc. which are described below, and such activities are functionally related for the same reasons described below.

82 These are like the heating, ventilation and air conditioning services defined under Rule 58(b)(1(iv) and found to be functionally related in Conectiv, Inc., supra, and Cinergy, supra.

83 See id.

84 Consolidated  Natural Gas Co.,  Holding Co. Act Release No. 26757 (August 27,
1997); see also The Columbia Gas System, Inc., Holding Co. Act Release No. 26498 (March 25, 1996) (authorizing a business engaged in safety inspections, such as carbon monoxide and radon testing and wiring safety checks). see also The Columbia Gas System, Inc., Holding Co. Act Release No. 26498 (March 25, 1996).

          o Fourth Avenue Enterprise Piping Corp. is engaged in providing maintenance and installation of boilers and heating, ventilation and air conditioning systems to customers located in New York.85

          o Active Conditioning Corp. is engaged in maintenance and installation of boilers and heating, ventilation and air conditioning systems to customers located in New York.86

          o WDF, Inc. provides mechanical contracting services to commercial and industrial customers in New York. The mechanical contracting services include the design, construction, alteration, maintenance and repair of plumbing and heating, air conditioning and ventilation systems.87

          o Roy Kay, Inc. provides mechanical and general contracting services to commercial customers. Roy Kay, Inc. installs and renovates heating, ventilation and air conditioning systems, as well as oil and gas boilers and burners used for heating. Its services include the installation of all piping equipment, as well as the design and fabrication of piping and sheet metal incidental to its mechanical contracting services which are an integral component of the heating, ventilation and air conditioning systems that it installs.88 Sometimes in connection with the mechanical and electrical contracting services it provides, RKI will also engage in general contracting services which are incidental to a given mechanical or electrical contracting project upon which it is working. The general contracting services relate to the structures in which RKI is installing or servicing HVAC systems and consists of observation and evaluation of the specific projects, contract administration, drawings review, selection and supervision of subcontractors, vendors and suppliers, procurement activities, and permitting and licensing. In the future, RKI intends to continue to predominantly provide electrical and mechanical contracting services and only engage in general contracting services that are incidental and necessary in connection with its HVAC activities.

----------
85 These are like the heating, ventilation and air conditioning services defined under Rule 58(b)(1(iv) and found to be functionally related in Conectiv, Inc., supra, and Cinergy, supra.

86 See id.

87 See id. Also, the mechanical contracting services WDF provides are similar to a business that the Commission recently allowed a registered holding company to acquire in GPU, Inc., supra In GPU Inc., the registered holding company was authorized to acquire a subsidiary whose primary business was the installation of electrical system wiring for utilities and commercial and industrial facilities including the installation of complex piping systems.

88 See id.

          o Binsky & Snyder, Inc. ("BSI") installs heating, ventilating and air conditioning systems for commercial and industrial customers located primarily in New Jersey. 89

          o Binsky & Snyder Service, Inc. ("BSSI") services and maintains heating, ventilating and air conditioning systems for commercial and industrial customers located primarily in New Jersey.90

          Mechanical Contracting Services. As noted above, recently in GPU, Inc., the Commission authorized GPU's acquisition of MYR Group, Inc. which, inter alia, provides commercial and industrial services consisting of electrical, mechanical and maintenance contracting, including construction activities such as the installation of complete electrical systems wiring for utilities and commercial and industrial facilities. The business of the following company is substantially the same as that approved in GPU Inc., and therefore should be retainable under the Act. KeySpan requests that the Commission reserve jurisdiction over the retention pursuant to Section 11(b)(1) of the Act of the following company. KeySpan will file a post-effective amendment by June 30, 2001, seeking to justify its retention of this subisidiary pursant to Section 11(b)(1) and if the Commission should subsequently order the divestiture of all, or any part of, the subisidiary or its assets or activities, KeySpan requests that it be allowed to take appropriate actions to effect such sale within three years after such order.

          o Roy Kay Electrical Company engages in electrical contracting services including upgrading the wiring and power supply of buildings for commercial and industrial customers located in New York and New Jersey.

          Safety Services. As discussed above, the Commission has authorized registered holding companies to retain businesses engaged in selling safety products and services, including such products as smoke and fire detectors and fire extinguishers on the ground that they were energy related.91 Since the following company is engaged in the business of providing safety products similar to the fire detectors and fire extinguishers found to be functionally related in Consolidated, it should be retainable under the Act. KeySpan requests that the Commission reserve jurisdiction over the retention pursuant to Section 11(b)(1) of the Act of the following company. KeySpan will file a post-effective amendment by June 30, 2001, seeking to justify its retention of this subisidiariy pursant to Section 11(b)(1) and if the Commission should subsequently order the divestiture of all, or

----------
89 These are like the heating, ventilation and air conditioning services defined under Rule 58(b)(1(iv) and found to be functionally related in Conectiv, Inc., supra, and Cinergy, supra.

90 See id.

91 See Consolidated Natural Gas Co., Holding Co. Act Release No. 26757 (August 27, 1997).

any part of, the subisidiary or its assets or activities, KeySpan requests that it be allowed to take appropriate actions to effect such sale within three years after such order.

          o Roy Kay Mechanical, Inc., engages in the installation and renovation of sprinkler systems and fire suppression systems, including related piping fabrication for the systems it installs, for customers located in New York and New Jersey. Such fire suppression and sprinkler systems are necessary to put out fires which may be the result of, inter alia, faulty electrical wiring or other electrical problems.

          Telecommunications Company. The Commission has allowed registered holding companies to own subsidiaries engaged in telecommunication activities which provide services to both affiliated and non-affiliated companies.92 Such activities have included the owning and/or leasing to affiliates and non-affiliates of fiber optic cables for telecommunication activities.93 The activities of the following company are substantially similar to those approved by the Commission in Central and South West, thus, the company should be retainable by KeySpan: KeySpan requests that the Commission reserve jurisdiction over the retention pursuant to Section 11(b)(1) of the Act of the following company. KeySpan will file a post-effective amendment by June 30, 2001, seeking to justify its retention of this subisidiariy pursant to Section 11(b)(1) and if the Commission should subsequently order the divestiture of all, or any part of, the subisidiary or its assets or activities, KeySpan requests that it be allowed to take appropriate actions to effect such sale within three years after such order.

          o KeySpan Communications Corp. ("KCC") owns a fiber optic network which is used by affiliates and non-affiliates for telecommunication services such as voice communications and data transmission.

          Power Consulting/Engineering Services. In prior orders, the Commission has permitted registered holding companies to invest in businesses that engage in consulting with large industrial and commercial customers on improving their power supply sources and designing and engineering electric facilities
(including generation and HVAC systems) for affiliated or non-affiliated customers.94 In Cinergy, the Commission approved the acquisition by a registered holding company of a subsidiary that would engage in a wide

----------
92 Southern Co., Holding Co. Act Release No. 26211 (December 30, 1994) (authorizing investment in a company that would design, construct, finance and operate a wireless communications system to serve the needs of the registered holding company system and regional nonassociates.); see also Appalachian Power Co., Holding Co. Act Release No. 24772 (December 9 , 1988) (lease of fiber optic system).

93 See Central and South West Corporation, Holding Co. Act Rel. No. 26061 (June 13, 1994) (special subsidiary formed by a registered holding company to acquire the fiber optic system developed by an affiliated electric utility for lease to the utility and to non-affiliates).

94 See Cinergy Corp., Holding Co. Act Rel. No. 266662 (Feb. 7, 1997).

range of energy related activities including the ones described above. The activities of the following company are substantially the same as those approved by the Commission in Cinergy. KeySpan requests that the Commission reserve jurisdiction over the retention pursuant to Section 11(b)(1) of the Act of the following company. KeySpan will file a post-effective amendment by June 30, 2001, seeking to justify its retention of this subisidiariy pursant to Section 11(b)(1) and if the Commission should subsequently order the divestiture of all, or any part of, the subisidiary or its assets or activities, KeySpan requests that it be allowed to take appropriate actions to effect such sale within three years after such order.

          o KeySpan Engineering Associates, Inc. reviews the power supply needs of its large commercial, industrial and institutional customers and designs efficient, new power supply systems, such as cogeneration facilities to meet energy needs.

          Mining Company. The Commission has approved registered holding company investments in companies involved in fuel and fuel-related interests,95 including the ownership of mines that are a source of fuel for a utility system.96 The following business is retainable by KeySpan because it is substantially similar to the types of businesses approved by the Commission in System Fuels, Inc.:

          o Marquez Development Corporation owns an inactive uranium mine and mill which are in the process of being dismantled. Like the company in System Fuels, the mine was originally purchased by LILCO, the predecessor of KeySpan Generation and KeySpan Long Island, as a fuel source for its nuclear plants. KeySpan acquired its 75% interest in Marquez as part of its acquisition in 1998 of LILCO's fossil fuel and gas assets.

          Engineering/Consulting Activities. The Commission has previously authorized registered holding companies to retain and acquire companies engaged in consulting and engineering services.97 In WPL, the Commission permitted the retention of non-utility companies that provided a wide range of environmental consulting and engineering services, such as management services for solid waste management, hazardous waste management, industrial health safety, strategic environmental management services and facility and process design to utility and non-utility companies. In Central, the

----------
95 North  American Co., 11 SEC 194 (1942),  aff'd,  133 F. 2d 148 (2d Cir. 1943,
aff'd on constitutional issues, 327 U.S. 686 (1946); See also 1995 Report at 82.

96 System Fuels, Inc. Holding Co. Act Release No. 20441 (March 9, 1978) (authorizing a uranium exploration program to assure an adequate supply of uranium) see also 1995 Report at 83.

97 WPL Holdings, Inc. Holding Co. Act Release No. 26856 (April 14, 1998); Central and South West Services, Holding Co. Act Release No. 26898 (July 21,
1998).

Commission approved a registered holding company's ownership of a company engaged in providing engineering and environmental services to utilities and non-utilities relating to consulting and design engineering, environmental and occupational health permitting, and environmental and occupational health management systems.98 The Commission should permit KeySpan's retention of the following company whose activities are similar to those approved in Central and WPL Holdings as well as energy management and HVAC or HVAC related activities permitted under Rules 58(b)(i) and 58(b)(iv) respectively. KeySpan requests that the Commission reserve jurisdiction over the retention pursuant to Section 11(b)(1) of the Act of the following company. KeySpan will file a post-effective amendment by June 30, 2001, seeking to justify its retention of this subisidiariy pursant to Section 11(b)(1) and if the Commission should subsequently order the divestiture of all, or any part of, the subisidiary or its assets or activities, KeySpan requests that it be allowed to take appropriate actions to effect such sale within three years after such order.

          Paulus, Sokolowski & Sartor, Inc. ("PSS") is similar because it is engaged in engineering and consulting services relating to design and permitting. PSS' services are as follows: (a) mechanical and electrical engineering which consists of system analysis (heating, ventilating, air-conditioning, humidification/dehumidification, power distribution, grounding, lighting, plumbing and fire protection);99 programming and planning services (energy studies, utility consumption analysis and planning, equipment analysis, utility analysis and planning, analysis of existing layouts and functional relationships, and analysis of system performance);100 design services (energy management systems, office environments (lighting, HVAC), equipment installations/modifications and permitting);101 and construction phase services (observation and evaluation of construction, contract administration and drawings review); (b) civil engineering and survey which consists of regulatory compliance and permitting, land use and surveys, site utility master planning, storm water management, roadway design, pavement evaluation/rehabilitation, and subdivision plans and applications; (c) sanitary engineering which consists of sanitary and chemical sewage systems, wastewater treatment systems (including planning and design of waste gas to energy facilities), water supply systems, sludge handling, industrial facility design, construction phase services and water quality services; (d) architecture and facilities planning which consists of architectural planning and design (feasibility studies, site

----------

98 See also New Centuries Energies, Inc., Holding Co. Act Rel. No.26748 (1997) (Commission permitted holding company to retain subsidiaries that provided general engineering, and environmental consulting and other services to utilities and non-utilities).

99 Since some of these services are related to the HVAC services permitted in Rule 58(vi), they are connected to energy related activities.

100 These services are similar to or related to the energy management type services permitted under Rule 58(b)(i).

101 The HVAC services are energy related under Rule 58(b)(iv) as are the energy management services under Rule 58(b)(i).

evaluation/selection/planning, zoning assistance, new building renovations/modifications, construction phase services, project budget and planning and code compliance); and interior design and facility planning (interior design, space analysis, facilities planning and management, lighting design, signage programs and space planning); (e) environmental engineering which consists of soil investigations, groundwater studies, regulatory compliance review, regulatory compliance and permitting, solid waste management, environmental audits, site remediation, spill prevention, air sampling and monitoring, air quality permitting, environmental impact statements and underground storage tank analysis; (f) geotechnical engineering which consists of surface and subsurface investigations, foundation analysis and design, pavement evaluation and design, soil mechanics, geophysical analysis, evaluation and design of retaining structures, landfill site investigations and forensic investigations; and (g) structural engineering which consists of existing building investigations and analysis, foundation design, high-rise construction design, structural steel design, wood construction design, bid review, construction inspections, cost estimating, seismic analysis and field investigations.

          PSS' clients consist of large and industrial customers, such as utilities, corporate offices, hotels, laboratories, warehouses, pharmaceutical companies, hospitals, universities and power plants.102 PSS does not provide any services or goods to its affiliates. PSS serves as a general environmental and engineering consultant to major utility companies in New Jersey. These clients include PSE&G, GPU, Conectiv, and New Jersey Natural Gas. For example, for over ten years PSS has provided environmental and engineering consulting services for various generation and transmission facilities under a multi-year contract to PSE&G. Services including environmental permitting and professional planning; air quality engineering and permitting; wetlands and general environmental analysis; and water quality engineering and permitting. PSS also provides engineering and environmental consulting services to GPU Energy on a contract basis. PSS responds to GPU Energy's requests for a variety of specific services including, but not limited to, the preparation of Environmental Assessments of projects presented to the Board of Public Utilities (BPU), expert testimony for BPU Applications, wetland delineation and permitting, waterfront development permitting, US Army Corp of Engineers permitting, as well as geotechnical, structural and civil engineering services. PSS has provided these services to GPU Energy for

----------

102 The Commission has previously authorized registered holding companies to retain and acquire companies engaged in consulting and engineering services. WPL Holdings, Inc. Holding Co. Act Release No. 26856 (April 14, 1998); Central and South West Services, Holding Co. Act Release No. 26898 (July 21, 1998). In WPL, the Commission permitted the retention of non-utility companies that provided a wide range of environmental consulting and engineering services, such as management services for solid waste management, hazardous waste management, industrial health safety, strategic environmental management services and facility and process design. In Central, the Commission approved a registered holding company's ownership of a company engaged in engineering and environmental services relating to consulting and design engineering, environmental and occupational health permitting, and environmental and occupational health management systems.

approximately ten years.103 PSS has also provided environmental and full-service engineering services to Conectiv and its subsidiaries on a variety of projects over the past several years. Projects located in Atlantic City include the Midtown Thermal Plant, a thermal line running along the beach and Boardwalk and the Marina Thermal Plant. Also, PSS has provided environmental and engineering services to a PSE&G/Conectiv joint venture for a thermal plant in Essex County, New Jersey.

          Moreover, PSS improves KeySpan's position to compete in today's energy service market and attract customers on both sides of the meter because its services are related or complementary to the types of services offered by KeySpan's other non-utility subsidiaries described above (e.g, HVAC service providers, mechanical contractors, power supply consultant/engineer). In GPU, Inc. and the Rule 58 Release, the Commission recognized that a registered holding company needs increasing flexibility to provide "after the meter" services in order to compete in the evolving energy industry. PSS fills several key roles in KeySpan's strategy to provide energy services to large energy consumers. First, the presence of multiple engineering disciplines within PSS allows KeySpan to offer one stop shopping for all planning, design and permitting requirements for energy facilities planned by its clients. This service is a critical component of KeySpan's "Life - Cycle" strategy to design, build, operate and maintain energy facilities for large businesses. Secondly, its broad array of planning, design and permitting services allows PSS access to decision makers within large energy consuming businesses at a level that would not readily be available to KeySpan and its affiliates without these capabilities. The services offered by PSS coupled with the ability of other KeySpan affiliates to construct energy related facilities enables KeySpan to effectively compete in the energy related services market and enhances KeySpan's ability to attract large energy consumers to its Life - Cycle model.

          EWGs and FUCOs. Registered holding companies are permitted to acquire and own, without obtaining prior Commission approval, both exempt wholesale generators ("EWGs") pursuant to Section 32 of the Act104 and foreign utility companies pursuant to Section 33 of the Act ("FUCOs").105 In addition, the Act expressly states that EWGs and FUCOs are deemed to be functionally related to a registered holding company system's business.106 Accordingly, KeySpan can maintain its ownership interests in the following EWGs and FUCOs:

----------
103 Examples of GPU projects in which PSS participated are described in greater detail in Exhibit E-5 hereto.

104 15 U.S.C.ss.79z-5a(g).

105 15 U.S.C.ss.79z-5b(c).

106 Section 32(h) expressly states that a registered holding company's ownership of an EWG shall be considered " reasonably incidental, or economically necessary or appropriate, to the operations of an integrated public utility system." 15 U.S.C.ss.79z-5a(h)(2). Similarly, Section 33(c)(3) states that FUCOs are considered to be "reasonably incidental, or economically necessary or appropriate, to the operations of an integrated public utility system, within the meaning of Section 11." 15 U.S.C.ss.79z-5b(c)(3).

          o         KeySpan -  Ravenswood,  Inc.  which is an EWG located in New
                    York.

          o Phoenix Natural Gas Limited which is a FUCO that operates a local gas distribution system in Northern Ireland.

          o         FINSA Energeticos, S. de R.L. de C.V. which is a FUCO.107

          Power Development Companies The Commission has authorized registered holding companies to retain non-utility businesses engaged directly or indirectly in the development of power generation projects108 and EWG project development.109 KeySpan may retain the following company because its activities are substantially similar to those approved by the Commission for investment by registered holding companies in Central and South West Corp., Energy Initiatives, Inc., and Ameren Corp.:

          o GTM Energy, LLC is a joint venture which was formed to engage in the development of an electric generation power project, which may become an EWG if it is developed. However, development of the project has been suspended.110

          ETC Activities. Registered holding companies are permitted to invest in companies which are exempt telecommunications companies ("ETC") pursuant to
Section 34 of the Act.111 Section 34 of the Act states that prior SEC approval is not required and ETCs are expressly deemed to be functionally related.112

----------
107 KeySpan's current investments in EWGs and FUCOs totals approximately $690.4 million. KeySpan's investment in Phoenix is approximately $56.5 million and its investment in FINSA is approximately $1.4 million. KeySpan does not currently own interest in foreign EWGs.

108 See Central and Southwest Corp., Holding Co. Act Release No. 25162 (September 28, 1990) (authorizing Central and Southwest Corp. to conduct preliminary studies of, to investigate, to research, to develop, to consult with respect to, and to agree to construct, such construction subject to further Commission authorization, QFs, qualifying small power production facilities and independent power facilities ("IPPs"), except no need to consult with respect to
IPPs); Energy Initiatives, Inc., Holding Co. Act Release No. 25876 (September 7,
1993) (authorizing the acquisition of an ownership interest in a non-affiliate engaged in the business of developing, owning and operating co-generation and independent power generation projects).

109 Ameren Corp., Holding Co. Act Release No. 27053 (July 23, 1999) (authorizing the acquisition of securities of subsidiaries which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of, or other interest in, one or more EWG's); see also Cinergy Corp., Holding Co. Act Release No. 26984 (March 1, 1999).

110 If GTM seeks to make any acquisition of securities or assets after the Transaction is completed, for which approval is required under the Act, KeySpan states that it will file a post-effective amendment with the Commission seeking such approval.

111 15 U.S.C.ss.79z-5c.

112 See 15 U.S.C.ss.79z-5c.(d) and (e).

          KeySpan, through its wholly-owned subsidiary, KeySpan MHK, Inc. ("KMHK"), has acquired an approximately 18.2% equity interest (calculated on a fully diluted basis as of April 18, 2000) in MyHomeKey.com, Inc. ("MHK"). MHK will establish and maintain an Internet-based website which will serve as (1) a national platform for local websites offering energy and home-related goods and services and (2) a contractor for energy and home-related services from goods and services providers of national scope. MHK and KMHK will not actually provide goods and services to customers but will provide website links made available by MHK and KMHK.113 On November 3, 2000, MHK applied to the Federal Communication Commission ("FCC") for ETC status. It is an ETC during the pendency of its application, and if the FCC does not act on MHK's application within 60 days, MHK's application is deemed to be granted.114 Accordingly, MHK, and KMHK as an investor/licensee of MHK, are retainable under the Act.

          Inactive Companies. KeySpan owns interests in the following companies which are inactive:

          o         Island Energy Services Company

          o         GEI Development Corp.

----------
113 MHK will act as a national website which incorporates software and software integration systems which can be accessed by local websites operated by MHK licensees. It is intended that MHK licensees will be energy companies throughout the United States. Each licensee will establish and maintain its own website which will be accessed through the MHK master site. The users of the MHK licensees' websites will be able to access a wide variety of services, including
(i) identifying and scheduling local and national providers of routine and emergency energy and home-related services (plumbing; HVAC installation, maintenance and repair; roofing; carpet cleaning; security system installation and monitoring; etc.); (ii) purchasing and scheduling installation of home appliances; (iii) monitoring and remotely controlling energy usage and the home environment; (iv) purchasing energy through links with other websites; (v) paying utility and other bills; (vi) monitoring community calendars (e.g., civic events, governmental meetings, Little League games); (vii) making reservations and purchasing tickets for local activities (e.g., restaurants, movies, sporting events); and (viii) managing residential relocations. KMHK has entered into a license agreement with MHK pursuant to which KMHK will develop, operate and maintain a local website featuring KeySpan companies. The local websites will be co-branded" so that, in the case of KeySpan, the local website will be known as "KeySpan MyHomeKey." KMHK's license agreement with MHK designates six states as KMHK's geographic territory (i.e., New York, New Jersey, Connecticut, Massachusetts, New Hampshire and Rhode Island). Any person residing within those six states can become a registered user of the KeySpan MyHomeKey local website at no charge. MHK and KMHK will enable KeySpan to be more competitive in the energy industry as a provider of "before and after the meter services." It will attract new customers, and appeal to existing customers through the convenience of Internet access to the myriad of services offered by KeySpan's core utility business and energy related companies.

114 15 U.S.C.ss.79z-5c(a). If MHK's application for ETC status is denied, KeySpan commits to make a filing with the Commission by June 30, 2001, explaining why it should be permitted under the Act to retain its interests in MHK and KMHK. See Exelon Corporation, Holding Co. Act Rel. No. 35-27256 (Commission required holding company to cause non-utility holding company subsidiaries to apply for ETC status by June 30, 2001, or make a filing by that date explaining why such companies were retainable under the Act).

          o         Solex Production Limited

          Non-Utility Holding Companies. In addition to the companies discussed above, KeySpan has several other subsidiaries whose functions are to be the non-utility holding companies of certain of the non-utility subsidiaries described above. Through their subsidiaries, they are engaged in a variety of businesses and are retainable because all of their investments are in companies described above which have been demonstrated to be retainable under the Act:

          o KeySpan North East Ventures, Inc. which owns KeySpan's 90% interest in Northeast Gas Markets, LLC

          o KeySpan Energy Development Corporation which owns KeySpan's interests in the following non-utility subsidiaries: Honeoye Storage Corporation; KeySpan International Corporation; KeySpan Cross Bay, LLC; KeySpan Midstream LLC; GTM Energy LLC; Adrian Associates; and Solex Production Limited.

          o KeySpan International Corporation which holds KeySpan's interests in KeySpan CI Ltd. and KeySpan CI II, Ltd. KeySpan CI Ltd.'s sole business is to hold interests in KeySpan UK Limited,115 Phoenix Natural Gas Limited and Premier Transco Limited. KeySpan CI II, Ltd.'s sole business, through its wholly owned subsidiary, Grupo KeySpan S. R.L. de C.V., is to hold KeySpan's interest in FINSA Energeticos, S. de R.L. de C.V.

          o KeySpan Midstream, LLC which indirectly owns KeySpan's interests in GMS Facilities Limited, Gulf Midstream Services Limited, Gulf Midstream Services Partnership and KeySpan Energy Canada, Ltd.116

          o THEC Holdings Corp. which holds KeySpan's interest in Houston Exploration.

          KeySpan Services, Inc. ("KSI")is the non-utility holding company of KeySpan's interests inKeySpan Communications Corp., KeySpan Energy Management, Inc. (which owns KeySpan Engineering Associates, Inc. and R.D. Mortman, LLC), KeySpan Energy Services Inc., KeySpan Energy Solutions, LLC (which owns KeySpan Plumbing Solutions, Inc.), Fritze KeySpan, LLC, Delta KeySpan, Inc., Paulus, Sokolowski & Sartor, Inc., WDF, Inc., RoyKay, Inc., Roy Kay Electrical Company, Roy Kay Mechanical, Inc., Fourth Avenue Enterprise Piping Corp., Active Conditioning Corp, BSI and BSSI. KeySpan

----------
115 KeySpan UK Limited's is a wholly owned subsidiary of KeySpan CI Ltd. which was formed to hold part of KeySpan's interests in Premier Transco Limited.

116 As described in Exhibit E-5, KeySpan Midstream LLC has a chain of subsidiaries whose sole purpose is to directly or indirectly hold KeySpan's interests in GMS Facilities Limited., Gulf Midstream Services Limited, Gulf Midstream Services Partnership and KeySpan Energy Canada, Ltd.

requests that the Commission reserve jurisdiction over the retention pursuant to
Section 11(b)(1) of the Act of KSI. KeySpan will file a post-effective amendment by June 30, 2001, seeking to justify its retention of KSI pursant to Section 11(b)(1) and if the Commission should subsequently order the divestiture of all or any part of KSI's assets, activities or subsidiaries, KeySpan requests that it be allowed to take appropriate actions to effect such sale within three years after such order.

                    (2) Eastern's Non-Utility Subsidiaries

          HVAC Company. As discussed above with respect to KeySpan's HVAC companies, the Commission has permitted registered holding companies to acquire, or new registered holding companies to retain, non-utility businesses that design, construct, install, maintain and service new and retrofit heating, ventilating, and air conditioning, electrical and power systems, motors, pumps, lighting, water and plumbing systems, and related structures for non-associate industrial, commercial and residential customers.117 These are also activities permitted under Rule 58(b)(1)(iv). Because the following non-utility subsidiary of Eastern is engaged in activities that are the same or substantially similar to those approved by the Commission in Cinergy and Conectiv and permitted under Rule 58(b)(1)(iv), it satisfies the functional relationship test under the Act and, therefore, is retainable:

          o ServiceEdge Partners, Inc. which installs and services heating, ventilation and air conditioning equipment.

          Gas Related Company. As discussed above, a Rule 58(b)(2) gas related company is deemed to be functionally related to the business of a gas registered holding company and is defined as a company that directly or indirectly derives substantially all of its revenues from one or more of the activities (within the United States) which are enumerated in Rule 58(b)(2). Eastern is not currently subject to Rule 58(b)(2) because it is an exempt holding company, however, as explained below, the following companies are gas related companies within the meaning of Rule 58.

          A Rule 58 (b)(2)(i) gas related company is defined as a company that engages in activities specified in Section 2(a) of the GRAA which are include the supply of natural or manufactured gas. The business activities of the following company are gas related activities within the meaning of Section 2(b) of the GRAA and Rule 58 (b)(2)(ii), relating to the supply of natural or manufactured gas, and, therefore, is retainable:

----------
117 Cinergy Corp., Holding Co. Act Release No. 26662 (February 7, 1997); See also Conectiv, Inc., Holding Co. Act Release No. 26832 (February 25, 1998).

          o Transgas, Inc. provides over-the-road transportation of liquefied natural gas, propane and similar commodities.118

          Real Estate Activities. The following subsidiaries are engaged in real
estate  activities  are  substantially   identical  to  those  approved  by  the
Commission in UNITIL Corporation:119

          o Eastern Rivermoor Company, Inc. holds title to real estate used by Boston Gas Company in its operations (e.g., for service centers, garages, etc.).

          o PCC Land Company, Inc. ("PCC") holds title to real property in Pennsylvania that was the site of a coke plant operated by Philadelphia Coke Co., Inc., an associate company that is now inactive. KeySpan requests that the Commission reserve jurisdiction pursuant to Section 11(b)(1) of the Act over the retention of PCC. KeySpan will file a post-effective amendment by June 30, 2001, seeking to justify its retention of PCC pursuant to Section 11(b)(1) and if the Commission should subsequently order the divestiture of all, or any one or part of, PCC or its assets or activities, KeySpan requests that it be allowed to take appropriate actions to effect such sale within three years after such order.

          Civic Investments. The Commission has permitted registered holding companies to make and retain investments that are passive and/or de minimis in civic, charitable, and economic development ventures, including investments in venture capital partnerships, that are important to the responsibilities of good corporate citizenship.120 The following subsidiaries of Eastern hold substantially similar types of investments. KeySpan requests that the Commission reserve jurisdiction over the retention pursuant to Section 11(b)(1) of the Act of the following companies. KeySpan will file a post-effective amendment by June 30, 2001, seeking to justify its retention of these subisidiaries pursuant to
Section 11(b)(1) and if the Commission should subsequently order the divestiture of all, or any one or part of, the subisidiaries or their assets or activities, KeySpan requests that it be allowed to take appropriate actions to effect such sale within three years after such order.

          o         Eastern    Enterprises     Foundation    makes    charitable
                    contributions.

          o Eastern Urban Services, Inc., beginning in the 1960s, invested in a number of limited partnerships which acquired, rehabilitated and operated existing low-income housing projects for which Federal

----------
118 See Consolidated Natural Gas Company, et al., Holding Co. Act Release No. 26363 (August 28, 1995).

119 Holding Co. Act Release No. 25524 (Apr. 24, 1992).

120 See WPL Holdings, Holding Co. Act Release No. 26856 (April 14, 1998); Ameren Corporation, Holding Co. Act Release No. 26809 (December 30, 1997).

                    financing was available. Only one of these partnerships, Amiff Housing Associates, continues to operate.

          o Eastern Associated Securities Corp. which was formed to hold investment securities.

          Meter Services. AMR Data Corporation provides customized metering equipment and performs automated meter reading services for municipal utilities. These activities are substantially similar to those approved by the Commission in other cases.121

          The following direct and indirect subsidiaries of Eastern (other than direct and indirect subsidiaries of Midland) are inactive and have no material assets:

          o         Eastern Energy Systems Corp.

          o         Mystic Steamship Corporation

          o         Philadelphia Coke Co., Inc.

          o         Water Products Group Incorporated

          o         Western Associated Energy Corp.

          o         CGI Transport  Ltd. (an indirect  subsidiary of Colonial Gas
                    Company)

                    (3) EnergyNorth's Non-Utility Subsidiaries

          HVAC Companies. The same legal analysis which is discussed above with respect to KeySpan's and Eastern's HVAC companies applies to the following non-utility subsidiaries of EnergyNorth. They derive substantially all of their revenues from activities permitted under Rule 58(b)(1)(iv), and therefore, should be retainable. KeySpan requests that the Commission reserve jurisdiction over the retention pursuant to Section 11(b)(1) of the Act of the following companies. KeySpan will file a post-effective amendment by June 30, 2001, seeking to justify its retention of these subisidiaries pursuant to Section 11(b)(1) and if the Commission should subsequently order the divestiture of all, or any one or part of, the subisidiaries or their assets or activities, KeySpan requests that it be allowed to take appropriate actions to effect such sale within three years after such order.

----------
121 See New Century Energies,  Inc.,  Holding Co. Act Release No. 26748 (Aug. 1,
1997); Central and South West Corp., Holding Co. Act Release No. 26250 (March 14, 1995); and Appalachian Power Co., Holding Co. Act Release No. 26639 (January 2, 1997).

          o Northern Peabody, Inc., designs, installs and services commercial and industrial plumbing, heating, ventilation and air conditioning equipment, and process piping systems.

          o Granite State Plumbing & Heating, Inc. designs, installs and services commercial and industrial plumbing, heating, ventilation and air conditioning equipment, and process piping systems.

          o EnergyNorth Mechanicals, Inc. which holds all of the stock Northern Peabody, Inc. and Granite State Plumbing & Heating, Inc.

          Rule 58(b)(1)(v) Energy Related Company. A Rule 58(b)(1)(v) company is one which derives substantially all of its revenue from the brokering or marketing of energy commodities including natural gas, manufactured gas or other combustible fuels. EnergyNorth Propane, Inc. is retainable by KeySpan because it distributes propane in bulk containers, which is a fuel marketing activity within the meaning of Rule 58(b)(1)(v).

          Real Estate Activities. The following subsidiaries of EnergyNorth are engaged in real estate activities that are substantially identical to those approved by the Commission in UNITIL Corporation:

          o         Broken Bridge Corporation owns undeveloped real estate.

          o EnergyNorth Realty, Inc., owns and leases a corporate headquarters building to associate companies.

                    (4) Midland

          Eastern's predominant non-utility subsidiary, Midland,122 is engaged, through wholly owned subsidiaries, in activities primarily consisting of operating a fleet of towboats, tugboats and barges which transport a variety of commodities including stone, grain, sand, scrap, coal, steel, coke; performing repair work on marine equipment; operating coal dumping and other river terminals and a ship loading terminal for phosphate rock; and provide refueling and barge fleeting services.123 Specifically, the activities of Midland's

---------
122 Midland files annual and other periodic reports with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934. See File No. 2-39895.

123 The principal operations of Midland (specifically, ORCO) were acquired by Eastern (then known as Eastern Gas and Fuel Associates) in 1961 as part of a business combination in which the former shareholders of ORCO acquired approximately 15% of Eastern's common stock in exchange for the stock of ORCO. "New" Midland was subsequently formed by Eastern to serve as a holding company for ORCO and other related entities. Although certain aspects of the transaction were approved by the Commission, the Commission specifically noted its lack of jurisdiction over Eastern's acquisition of the stock of ORCO inasmuch as Eastern had been granted an exemption pursuant to Section 3(a)(1) of the Act some years (footnote continued on next page) subsidiaries are as follows: (a) the Ohio River Company ("ORCO"), the largest of Midland's subsidiaries in terms of tonnage transported, operates a fleet of towboats and barges, principally on the Ohio River and certain of its tributaries and the commodities it transports consist of coal used by electric utilities and other non-utility customers, stone, grain, sand, scrap, steel, coke and other commodities; (b) the Ohio River Company Traffic Division, Inc. which provides sales and customer services to ORCO and its affiliated barge lines; (c) Orgulf Transport Co. which operates a fleet of towboats and barges principally on the Mississippi and Ohio Rivers and the Illinois Waterway, transporting coal used by electric utilities and other non-utility customers, stone, grain, scrap and other commodities; (d) Orsouth Transport Co. which operates principally on the Tennessee-Tombigbee and Gulf Intracoastal Waterways, and on the Black Warrior and Mississippi Rivers, transporting primarily coal and steel related commodities; and (e) Red Circle Transport Co. which is primarily engaged in the offshore transportation of phosphate rock in the Gulf of Mexico and grain from Louisiana to Puerto Rico. The following subsidiaries of Midland perform repair work on marine equipment, operate coal dumping and other river terminals and a ship loading terminal for phosphate rock, and provide refueling and barge fleeting services: (a) Capital Marine Supply, Inc. which leases and operates barge fleeting facilities near New Orleans, Louisiana, and provides port services on the Mississippi River; (b) Chotin Transportation, Inc. charters barges which are operated by affiliated barge lines; (c) Eastern Associated Terminals Company which operates a rail-to-vessel fertilizer and phosphate rock terminal in Tampa, Florida; (d) Federal Bridge Lines, Inc. owns riparian land in Louisiana; (e) River Fleets, Inc. operates a terminal on the Tennessee River and barge fleeting facilities on the Mississippi and Tennessee Rivers; (f) Hartley Marine Corp. operates shipyard facilities at Paducah, Kentucky, sells fuel to towboats on the Ohio River, operates cargo transfer facilities on the Ohio and Tennessee Rivers, and provides towing services principally on the Ohio River and its tributaries; Minnesota Harbor Service, Inc. leases barge mooring sites in the Port of St. Paul, Minnesota; (g) the Ohio River Terminals Company owns and operates a coal dumping facility in Huntington, West Virginia; (h) Port Allen Marine Service, Inc. is an inactive company which formerly operated a shipyard at Brusly, Louisiana; and (i) West Virginia Terminals, Inc. leases an inactive coal dumping terminal in Kenova, West Virginia.

          KeySpan recognizes that the activities of Midland and its subsidiaries do not satisfy the standard for retention by a registered gas utility holding company under Section 11(b)(1) of the Act because they consist predominantly of barge transportation activities, and the hauling of commodities (e.g., grain and rocks) for unaffiliated parties, that are unrelated to KeySpan's gas utility business. Moreover, although coal is transported by some of the Midland companies, it is unrelated to KeySpan's electric utility business (i.e., KeySpan Generation) because fossil fuels other than coal are used to operate the plants.

----------
earlier. See Midland Enterprises Inc., et al., Holding Co. Act Release No. 14486 (July 25, 1961). Thus, the Commission has not previously considered the affiliation between Eastern and Midland in light of the retention standards of
Section 11(b)(1), which, by its terms, applies only to registered holding companies.

Accordingly, KeySpan requests that any order that the Commission issues which approves the Transaction but requires KeySpan to divest of Midland pursuant to
Section 11(b)(1) of the Act permits KeySpan to take the appropriate actions to effect the sale of all of its interests in Midland, its subsidiaries and assets, within three years after the Transaction is consummated.

     5.  Section 10 (c) (2)

          Section 10(c)(2) of the Act requires the Commission to find that a proposed transaction will serve the public interest by tending towards the economical and efficient development of an integrated public utility system. An "integrated public utility system" is defined in Section 2(a)(29) to mean:

              (B) As applied to gas utility companies, a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effected by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation, Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

          For the reasons stated below, the Transaction meets the Section 10(c)(2) requirements. The gas utility operations of KeySpan and Eastern, after the closing of the Transaction, will constitute a coordinated gas utility system within the meaning of Section 2(a)(29).124 Through the Transaction, the companies will produce qualitative and quantitative economies and efficiencies and become an entity well suited to compete effectively.

               i. Single Area or Region Requirement

          The operations of the combined gas systems of the New York Gas Utilities, the Massachusetts Utilities and ENGI will be confined to "a single area or region" as required by Section 2(a)(29)(B). The combined systems will operate in the three contiguous states of New York, Massachusetts and New Hampshire. The distance from the New York City area to Boston is about 200 miles. By contrast, other registered public utility holding

----------
124 As discussed in Item 3.A.4.b.(ii) above, KeySpan's retention of the electric operations of KeySpan Generation is permissible under the ABC clauses as an additional system and will tend toward the economic and efficient development of KeySpan's proposed holding company system through shared economies and efficiencies.

company systems, such as Columbia and CNG, which both extend from Tidewater Virginia to western Ohio, are spread over a much larger area. Consolidated Natural Gas, et. al, HCAR 25040 (2/14/90); The Columbia Gas System, Inc., HCAR #22155 (8/20/81). Moreover, utilities in the New York and Boston areas share the same challenges of being distant from gas producing areas and near the end of the nation's gas transportation systems. New York, Massachusetts and southern New Hampshire are part of the Northeast United States, an area generally recognized as a single region of the country, particularly in the energy industry.125

          In addition, the Section 2(a)(29)(B) requirement that a combined gas system confine its operations to "a single area or region" may be deemed satisfied when gas utilities derive natural gas from a common source of supply. In a number of recent decisions, the Commission has determined that even acquisitions involving geographically dispersed gas systems meet the "single area or region" statutory test when those systems acquire gas from common sources.126

          The Commission has found that "[t]he concept of a `common source of supply' is susceptible of a different understanding today than in 1935, when the `single area or region' was generally defined in terms of the pipeline delivery points (i.e., the city-gate) where the local distribution companies purchased their gas."127 The Commission's inquiry now focuses upon whether the proposed combined utilities purchase substantial quantities of gas produced in the same supply basins and upon whether there is sufficient transportation capacity available to assure economical and reliable delivery.128 In this regard, the Commission also looks at whether the systems are served by common pipelines, and has recognized that, in today's gas market, purchases of gas from the same basins are facilitated by the development of market centers, hubs and pooling points.129

          The gas portfolios of the New York Gas Utilities, the Massachusetts Utilities and ENGI substantially overlap with respect to sources of supply. All of the utilities derive large portions of their total gas requirements from two primary areas: the New York Gas

----------
125 The Commission has recognized in certain contexts that it is reasonable to consider New York and New England together a single region of the country. See Eastern Utilities Associates, Holding Co. Act Release No. 26232, 1995 SEC LEXIS 395 (February 15, 1995) ; Eastern Utilities Associates, Holding Co. Act Release No. 25636, 1992 SEC LEXIS 2343 (September 17, 1992); Northeast Utilities, Holding Co. Act Release No. Release No. 25114, 1990 SEC LEXIS 2720 (July 27,
1990).

126 See, e.g., NIPSCO Industries, Inc., 69 S.E.C. Docket 245, 1999WL 61423 (S.E.C.) (1999) ("NIPSCO") (systems in Indiana and Massachusetts); Sempra Energy, 69 S.E.C. Docket 104, 1999 WL 38638 (S.E.C.) (1999) ("Sempra") (systems in California and North Carolina); MCN Corporation, 62 S.E.C. Docket 2379, 1996 WL 529043 (S.E.C.) 1996 ("MCN") (systems in Michigan and Missouri).

127 NIPSCO at WL 61423, *8; see also Sempra at WL 38638, *6.

128 Id.

129 NIPSCO at WL 61423, *8.

Utilities, the Massachusetts Utilities and ENGI derive, as of June 30, 2000, 76%, 73% and 76%, respectively, from the supply basins in the U.S. Gulf Coast.130 The New York Gas Utilities purchase 19.6% of their gas supplies from the Western Canada Sedimentary Basin, which is also a source of supply for the Massachusetts Utilities (11%) and ENGI (24%). The Eastern Canadian Sedimentary Basin is also a source of supply for the Massachusetts Utilities (16%). KeySpan and Eastern's gas utilities also utilize common gas transportation pipelines. As of June 30, 2000, the New York Gas Utilities, the Massachusetts Utilities and ENGI hold significant portions of their firm transportation capacity on Tennessee (4.7%, 73% and 83%, respectively) and Iroquois (19.6%, 5.4% and 13.5%, respectively) . The New York Gas Utilities hold 22.1% on Duke Energy's pipeline (TETCO) ab 53.6% on Williams Gas Pipeline (Transco) and the Massachusetts Utilities hold 13.2% on TETCO, 2.6% on TETCO and6.1% on Algonquin). Furthermore, the New York Utilities, the Massachusetts Utilities and ENGI all have access to the Leidy, Pennsylvania trading hub at a point at which the pipelines on which they hold transportation capacity intersect.

          The commonality of supply sources and transporters of KeySpan and Eastern's gas utilities is comparable to that found to constitute "common source of supply" in recent Commission cases. For example, in NIPSCO, the Commission found that the two proposed combined gas systems derived gas from common supply sources based on the facts that (i) the NIPSCO and Bay State gas utilities derived, respectively, 89% and 40% of their total gas requirements from the same Texas and Louisiana supply basins and (ii) each system had contracted with Tennessee for a significant portion (36% and 27%, respectively) of total firm transportation capacity. The Commission also observed that while the systems had only one pipeline in common, pipelines on which they held capacity intersect at, and form, industry-recognized trading hubs. Moreover, in NIPSCO, the gas utilities were located in non-contiguous states of Indiana and Massachusetts while the proposed combined gas companies in Sempra were in California and North Carolina. 131 In contrast, the systems proposed to be combined here are located in contiguous states in a generally recognized region. For that reason and because of the substantial commonality of supply and transportation sources among the New York Gas Utilities, the Massachusetts Utilities and ENGI, the combination of KeySpan's and Eastern's gas utilities satisfies the "single area or region" requirement under Section 2(a)(29)(B).

               ii. Economies and Efficiencies

------------
130 The U.S. Gulf Coast producing areas are comprised of Texas, Louisiana and Mississippi.

131 The Commission specifically ruled that the distances between the systems to be combined in those cases did not contravene the policy of the Act against "scatteration" - the ownership of widely dispersed utility properties which do not lend themselves to efficient operation - noting that the acquiring system is required to maintain an integrated gas system. NIPSCO at WL 61423, *8; Sempra at WL 38638, *6. Here, as noted above, the gas systems of KeySpan, Eastern and ENGI are located in the contiguous states of New York, Massachusetts and New Hampshire. Because they are not widely dispersed like in NIPSCO and Sempra, there is no possibility they the combination could contravene the policy of the Act against "scatteration."

          The combined operations of KeySpan and Eastern will achieve substantial economies. Although many of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining that the Section 10(c)(2) criteria have been met.132 The Commission has also recognized that while some potential benefits cannot be precisely estimated, they are nevertheless entitled to consideration.133

                    (1) Coordination of Gas Operations

          Coordination of the operations of the gas supply departments of the New York Gas Utilities and the Massachusetts Utilities (and ENGI) will, consistent with the limitations imposed on the New York Gas Utilities by reason of the "two county" rule of Section 103 of the Internal Revenue Code, be achieved through joint and coordinated management of the gas supply function for all of the gas utilities to be owned by the combined companies.134 In 2002, all of the gas assets owned by the New York Gas Utilities and the Massachusetts Utilities (including ENGI) will be operated and managed jointly by a single entity and a joint strategy will be pursued for the gas supply portfolios of both utility systems (including ENGI). The gas supply manager will either be KUS, if the New York Public Service Commission permits KUS to provide service to non-New York utilities, or a third-party manager. The efficiencies and economies of scale made possible by combining the gas portfolios of both utility systems can be achieved whether KUS or a third-party manager provides the service. Third-party managers have become increasingly common in the natural gas industry.135

----------
132 See American Electric Power Co., 46 S.E.C. 1299, 1320-1321 (1978).

133 Centerior Energy Corp., 49 S.E.C. at 480 ("[s]pecific dollar forecasts of future savings are not necessarily required; demonstrated potential for economies will suffice even when these are not precisely quantifiable."); see also Energy East Corp., Holding Co. Act Release No. 26976 (Feb. 12, 1999) (authorizing acquisition based on strategic benefits and potential but presently unquantifiable savings).

134 The "two county" rule set forth in the Internal Revenue Code, and the rules and regulations issued thereunder, generally provides that holders of certain bonds may exclude from their computation of gross income, the interest they receive on such bonds if the bonds were issued to finance facilities for the local furnishing of gas in a service territory located in no more than two contiguous counties or in one city and one contiguous county.

135 Third-party fuel management arrangements range in scope from full turn-key operations to shared gas supply dispatch services. Recent examples of utilities which have employed third-party gas managers include Orange & Rockland Utilities & Dynegy Marketing & Trade ("Dynegy"); Rochester Gas & Electric and Dynegy; City of Richmond & Dynegy; Brooklyn Union Gas Company & Enron Capital & Trade ("Enron"); Peoples Gas & Enron; Mountaineer Gas & Coral Energy Resources, L.P. ("Coral"); Providence Gas & Duke Energy Trading & Marketing ("Duke"); Penn Fuel & Duke; Puget Sound Power and Light & Duke; RG&E
(footnote continued on next page)

          For the period ending October 31, 2002, each of the Massachusetts Utilities is party to an asset management agreement with El Paso Energy Marketing Company ("El Paso") pursuant to which the majority of the Massachusetts Utilities' gas supply assets upstream of the city gate are managed by El Paso.136 (A copy of the El Paso agreement is attached hereto as Exhibit M-1.) The El Paso asset management agreement will be amended to cover the gas supply assets of ENGI as well. The New York Utilities' had gas asset management arrangements with Enron and Coral Energy Resources, L.P. ("Coral") which covered the gas supply assets of the New York Gas Utilities. Such arrangement recently expired and were replaced with a single arrangement with Coral that will terminate March 31, 2002.137 (A copy of the Coral agreement is attached hereto as Exhibit M-2.) Following termination of those agreements, there will be significant opportunities for the two systems to realize substantial synergies.138 The gas supply portfolios (including firm supply, transportation and storage assets) of the New York Gas Utilities and the Massachusetts Utilities (including ENGI) will be jointly managed in a coordinated way, thereby providing a greater degree of diversity and operational flexibility. This will enable the two systems to achieve greater efficiencies through asset optimization, either jointly or together in conjunction with a third-party manager's other assets, in order to enhance opportunities to minimize gas costs as well as to generate additional value. At a

----------
and MidCon; Southern Connecticut Natural Gas & Sempra Energy Trading; Western Farmers & Coral; Yankee Gas & Engage Energy; Yankee Gas & TransCanada Gas Services ("TransCanada"); Commonwealth Gas & TransCanada; Eastern Enterprises & El Paso Energy Marketing Company. Electric utilities for many years were able to achieve similar dispatch economies by turning the dispatch of their units over to power pools, such as NEPOOL, the New York Pool and PJM. Those pools have been replaced in recent years by independent system operators.

136 The Massachusetts Utilities entered into their gas management arrangements with El Paso prior to KeySpan and Eastern's negotiation and execution of the Merger Agreement. Unilateral termination of the El Paso agreement by Eastern or KeySpan is not economically feasible at this time.

137 The New York Gas Utilities arrangements with Coral are designed to end at about the time that the Massachusetts Utilities arrangements with El Paso will terminate. Because the El Paso arrangements involving the Massachusetts Utilities were in place before the Transaction was contemplated, and since the New York Utilities needed to enter into new gas asset management arrangements, it is not feasible to consolidate the gas asset management arrangements of the New York and New England utility systems into a single arrangement until the El Paso arrangements expire.

138 Though the asset management strategies of the New York and New England utilities will not be fully coordinated until 2002, these interim arrangement sufficiently satisfy the "coordination" standard under the Act. The Commission examined a similar situation in BL Holdings, supra, which involved the merger of Brooklyn Union and Gas East Gas Corp. (which is now KeySpan Long Island), and approved the transaction. The U-1 amendment filed in BL Holdings on May 12, 1998 ("U-1/A"), analyzed the coordination aspects of Brooklyn Union and Gas East's operations and expressly stated that at the time of the merger, the utilities were currently pursuing different gas strategies for managing their respective gas assets but expected to develop an integrated gas asset management strategy upon the expiration of Brooklyn Union's gas asset management agreement (which was expected to end at least 1 year after the merger) with affiliates of Enron. See U-1/A at 26.

minimum the combined systems, by offering economies of scale and a larger asset portfolio, will be able to negotiate an optimal third-party management arrangement. For example, as a result of the increased diversity of the combined portfolios, the combined companies will have, or can offer, increased price arbitrage opportunities to maximize revenues and reduce costs.

          In addition, the joint company will be able to maximize the benefits of deregulation. Depending on how the various state unbundled transportation programs evolve, the combined companies will have greater opportunities to maximize efficiencies to reduce gas costs as they decontract assets previously contracted for to provide bundled sales service. Also, the flexibility and reliability of the unbundled transportation and balancing services that the combined companies provide to the firm transportation customers will be further enhanced by the increased diversity and operational flexibility offered by the combined portfolios. Furthermore, there will be new opportunities to provide products and services in the deregulated market that will yield additional value through the combined utility assets.

          Even in the interim period between consummation of the Transaction and 2002, when the asset management agreements terminate, there will be opportunities to achieve modest synergies to generate value and realize gas cost savings with those gas assets that are excluded from the two asset management agreements. Savings will be realized by joint participation in FERC and Canadian proceedings relating to gas transportation and gas supply projects and through joint representation in connection with various gas supply and storage projects, such as Boundary Gas, Alberta Northeast Gas and Honoeye Gas Storage.

          Finally, both the New York Gas Utilities and the Massachusetts Utilities rely on the Altra Gas Management System ("AGM System"), using the same products acquired from the same vendor. The AGM System is a software program that tracks activities such as purchases, sales and invoicing. The systems currently employed by the New York Gas Utilities and the Massachusetts Utilities will be integrated, enhancing the ability to coordinate the gas supply functions of all of the utilities of both companies (including ENGI).

          KeySpan requests that the Commission reserve jurisdiction with respect to the coordination requirements of Section 10(c)(2) of the Act. KeySpan commits that by March 31, 2002, it will file a post-effective amendment with the Commission explaining how the holding company system's gas utility operations will comply with the Section 10(c)(2) coordination requirements after the expiration of the Coastal and El Paso Agreements.

                    (2) Other Efficiencies and Economies

          Based on preliminary estimates, the Transaction (including the ENI Transaction) is expected to result in annual savings of $29.7-34.7 million, phased in over a two year period.
                                       63

The bulk of the savings would occur as a result of employee reductions, which are expected to result in savings of approximately $18.3 million as a result of the consolidation of corporate and administrative functions and the elimination of approximately 262 full time positions. Another $5.5 to $8.5 million would be saved as a result of the consolidation of corporate facilities, including control rooms and the IT data center. A net savings of $4 to $7 million would be experienced as a result of reductions in duplicate functions including shareholder services, outside director expenses, and services of legal, financial and investment professionals, insurance, information services, etc. Approximately $200,000 is expected to be saved in non-fuel purchasing economies as a result of increased purchasing power. In addition, reductions in employee benefit costs such as pensions, post-employment benefits and other employee benefit related economies are expected to generate between $3.4 to $3.9 million in savings.

          In addition, the Transaction (including the ENI Transaction) would produce approximately $9.3 to $11.3 million in avoided development costs for information systems and software applications. The information technology in use at KeySpan, Eastern and EnergyNorth is largely compatible. There are opportunities in the short run to consolidate a data center as well as to consolidate the applications portfolios of the two systems. In the long run, there is a potential for significant staff reductions.

          KeySpan and Eastern are also in the process of identifying additional opportunities for the merged companies to achieve additional administrative savings in such areas as accounting, tax, purchasing, legal, planning, human resources, information services, financial services and regulatory relations.

               iii. Size and Local Requirements

          As demonstrated above, the combined system will not be "so large" as to contravene the statutory standards with respect to localized management, efficient operations and the effectiveness of regulation. Each of the KeySpan, Eastern and ENGI utilities will maintain offices and operational functions in the state in which it provides services. There will be a substantial local executive presence in Boston, including several officers of Boston Gas who will be retained to manage the operations of the Massachusetts Utilities and ENGI. The Transaction will result in substantial economies and efficiencies, as discussed immediately above. Finally, each of the New York Utilities, the Massachusetts Utilities and ENGI will remain subject to regulation by its respective state regulators in New York, Massachusetts and New Hampshire.

     6.  Section 10 (f)

          Section 10 (f) prohibits the Commission from approving the Transaction unless the Commission is satisfied that the consummation of the Transaction will comply with applicable state laws. As described in Item 4 of this Application, and as evidenced by the application before the NHPUC, KeySpan intends to comply with all applicable state laws related to the proposed Transaction.

B.  Section 3(a)(1) Holding Company Exemption

          After completion of the Transaction, KeySpan will have three subsidiaries which will be holding companies. KeySpan requests that the Commission confirm that they will each continue to be exempt holding companies under Section 3(a)(1) of the Act. These exemptions, however, will have no effect on the status of these companies as "subsidiary companies" of KeySpan once it registers as a holding company.

          KEC will continue to qualify for a Section 3(a)(1) exemption after consummation of the Transaction. It is a New York corporation and will continue to directly own all of the common stock of KeySpan New York, which is also a New York corporation operating exclusively in New York.

          Eastern and EnergyNorth have each requested a Section 3(a)(1) exemption in the Eastern/EnergyNorth Application. KeySpan requests that to the extent the Commission grants them such exemptions in that proceeding, it confirm that those exemptions will continue after the Transaction.

Item 4.  Regulatory Approvals

          Set forth below is a summary of the regulatory approvals that KeySpan and Eastern have obtained or expect to obtain in connection with the Transaction in addition to the Commission approvals required under the Act.

A.  Antitrust

          The HSR Act and the rules and regulations thereunder provide that certain transactions (including the Transaction) may not be consummated until certain information has been submitted to the DOJ and FTC and specified HSR Act waiting period requirements have been satisfied. On May 1, 2000, KeySpan and Eastern submitted Notification and Report Forms and all required information to the DOJ and FTC and the Transaction will not be consummated unless the applicable waiting period has expired or has been terminated. The expiration period for the Transaction expired on June 1, 2000. Eastern and EnergyNorth will also submit Notification and Report Forms and all required information to the DOJ and FTC with respect to the ENI Transaction which will not be consummated unless the applicable waiting period has expired or has been terminated.

          The expiration of the HSR Act waiting period does not preclude the Antitrust Division of the FTC from challenging the Transaction on antitrust grounds; however,

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

KeySpan believes that the Transaction will not violate Federal antitrust laws. If the Transaction is not consummated within twelve months after the expiration or earlier termination of the initial HSR waiting period, KeySpan and Eastern would be required to submit new information to the DOJ and FTC, and a new HSR waiting period would have to expire or be earlier terminated before the Transaction could be consummated.

B.  State Public Utility Regulation

          New Hampshire

          ENGI, EnergyNorth's wholly-owned subsidiary, is a New Hampshire public utility subject to the jurisdiction of the NHPUC. Under the applicable statutes, the NHPUC must determine that Eastern's acquisition of EnergyNorth, and KeySpan's indirect acquisition through its acquisition of Eastern, will not have an adverse affect on the rates, terms, service, or operations of ENGI and is lawful, proper and in the public interest. On December 3, 1999, KeySpan, Eastern and EnergyNorth filed a joint application with the NHPUC which requests approval for Eastern's direct, and KeySpan's indirect, acquisition of EnergyNorth. See Exhibit D-1. On May 8, 2000, the NHPUC issued an order approving Eastern's direct, and KeySpan's indirect, acquisition of EnergyNorth. The NHPUC order is attached hereto as Exhibit D-2.

          New York

          The New York Utilities, wholly-owned subsidiaries of KeySpan, are subject to the NYPSC's jurisdiction. The NYPSC does not have statutory jurisdiction over the Transaction.139

          Massachusetts

          The Massachusetts Utilities, wholly-owned subsidiaries of Eastern, are subject to MDTE jurisdiction. The MDTE does not have statutory jurisdiction over the Transaction.140

----------
139 KeySpan notes that immediately after the Transaction was publicly announced, it informed high level officials at the NYPSC about the Transaction and since that time neither the NYPSC or its staff has expressed to KeySpan any concern about the Transaction or its effect on rates, regulation or competition in New York. Additionally, the NYPSC does not have statutory jurisdiction over the Transaction.

140 Immediately after the Transaction was publicly announced, KeySpan informed high level officials at the MDTE about the Transaction. Neither the MDTE nor its staff has expressed to KeySpan, since that time, any concern about the Transaction or its effect on rates, regulation or competition in Massachusetts. Moreover, the MDTE does not have statutory jurisdiction over the Transaction.

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

Item 5.   Procedure:

          The Commission is respectfully requested to issue and publish, as soon as practicable, the requisite notice under Rule 23, with respect to the filing of this Application/Declaration.

          It is submitted that a recommend decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision, unless the Division opposes the proposals contained herein. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

A.  Exhibits

          A-1 Articles of Incorporation of KeySpan. (Incorporated herein by reference to Exhibit 3.1 to KeySpan's Form 10-Q for the quarter ended June 30, 1999, File No. 1-14161)

          A-2 By-Laws of KeySpan as in effect on September 10, 1998. (Filed as Exhibit 3.1 to KeySpan's Form 8-K/A, Amendment No. 2, filed on September 29, 1998 File No. 1-14161 and incorporated by reference herein)

          A-3 Certificate of Organization of ACJ as in effect on November 3, 1999 (Previously filed)

          A-4 Operating Agreement of ACJ as in effect on November 16, 1999 (Previously filed)

          A-5 Declaration of Trust of Eastern, dated as of July 18, 1929, as amended through April 27, 1989. (Incorporated herein by reference to Exhibit 3.1 to Eastern's Quarterly Report on Form 10-Q for the quarter ended June 30, 1989, File No. 1-2297)

          A-6 By-Laws of Eastern, as amended through February 24, 1999. (Incorporated herein by reference to Exhibit 2.3 to Eastern's Annual Report on Form 10-K for the year ended December 31, 1998, File No. 1-2297)

          A-7 Articles of Incorporation of EnergyNorth as amended, as amended February 22, 1996 (Incorporated herein by reference to Exhibit 3.1

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

                    to EnergyNorth's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, File No. 1-11441)

          A-8 By-Laws of EnergyNorth, as amended through February 3, 1999. (Incorporated herein by reference to Exhibit 4 to Energy
                    North's Post Effective Amendment No. 2 to Registration Statement on Form S-3, dated November 21, 1996 in File No. 33-58127)

          B Agreement and Plan of Merger by and Among Eastern, KeySpan and ACJ dated November 4, 1999, as amended by Amendment No. 1 dated January 26, 2000. (Incorporated herein by reference as Appendix A to Exhibit C below)

          C Proxy Statement of Eastern in connection with the Transaction to be distributed to the shareholders in connection with the annual meeting. (Filed with the
                    Commission on March 15, 2000, File No. 1-02297 and incorporated by reference herein)

          D-1 Joint Petition of EnergyNorth, Eastern and KeySpan filed with the NHPUC dated December 3, 1999. (Previously filed)

          D-2       Order  of  the  NHPUC   (including   Settlement   Agreement)
                    (Previously filed)

          E-1 Map of Combined Service Territories of KeySpan, Eastern and ENGI. (Previously filed with the Commission in paper format on Form SE)

          E-2 Updated Pre-Transaction Organizational Chart of KeySpan and Subsidiaries. (Previously filed in paper format on Form SE)

          E-3 Pre-Transaction Organizational Chart of Eastern and Subsidiaries and EnergyNorth and Subsidiaries. (Incorporated herein by reference to Exhibits I-1 and I-2 Eastern's Form U-1 Application/Declaration under the Act with respect to the Eastern/EnergyNorth Transaction filed with the Commission on January 5, 2000, as amended by Form U-1/A on February 3, 2000, File No. 70-9605)

          E-4       Post-Transaction   Organizational   Chart  of  KeySpan   and
                    Subsidiaries. (Previously filed with the Commission in paper format on Form SE)

          E-5       Updated    Description    of   KeySpan's,    Eastern's   and
                    EnergyNorth's Non-Utility Subsidiaries.

          E-6 Balance Sheet and Income Statements for the twelve months ended June 30, 2000 of KeySpan's Non-Utility Subsidiaries in which KeySpan owned at least a 50% interest and which had total revenues of at least $10 million. (Filed with the Commission, on a confidential basis, in paper format on Form
                    SE)

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

          E-7 Table Demonstrating the percentage contributed to KeySpan's consolidated revenues for KeySpan's Non-Utility Subsidiaries in which KeySpan owns at least a 50% interest. (Filed with the Commission, on a confidential basis, in paper format on Form SE)

          E-8 Balance Sheet and Income Statements for the year ended December 31, 1999 of Transgas and ServiceEdge, Non-Utility Subsidiaries of Eastern. (Filed with the Commission, on a confidential basis, in paper format on Form SE)

          E-9 Midland Enterprises Balance Sheet for the period ended June 30, 2000 which is contained in the Quarterly Report on Form 10-Q for the period ended June 30, 2000. (Filed with the Commission on July 24, 2000, File No. 2-39895 and incorporated by reference herein) and Midland Enterprises Income Statement for the twelve (12) months ended June 30, 2000. (Filed with the Commission, on a confidential basis, in paper format on Form SE)

          E-10 Table Demonstrating the percentage contributed to Eastern's consolidated revenues for the twelve months ended June 30, 2000 by Eastern's Non-Utility Subsidiaries. (Filed with the Commission, on a confidential basis, in paper format on Form
                    SE)

          E-11 Balance Sheet and Income Statements for the period ended June 30, 2000 of ENI Mechanical and EnergyNorth Propane, Non-Utility Subsidiaries of EnergyNorth. (Filed with the Commission, on a confidential basis, in paper format on Form
                    SE)

          E-12 Table Demonstrating the percentage contributed to EnergyNorth's consolidated revenues for the year period ended June 30, 2000 by EnergyNorth's Non-Utility Subsidiaries. (Filed with the Commission, on a confidential basis, in paper format on Form SE)

          E-13      List  of  KeySpan's   Direct  and   Indirect   Subsidiaries.
                    (Previously filed)

          E-14      List of Eastern's Direct and Indirect Subsidiaries.

          E-15      List of EnergyNorth's Direct and Indirect Subsidiaries.

          F-1       Opinion of Counsel. (Previously filed)

          F-2       Past Tense Opinion of Counsel. (To be filed pursuant to Rule
                    24)

          G-1       Opinion of JP Morgan. (Previously filed)

          G-2       Opinion of Salomon Smith Barney. (Included in Exhibit C)

          G-3       Financial Data Schedule.  (Previously filed)

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

          H-1 Annual report of KeySpan on Form 10-K for the year ended December 31, 1999 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000. (Annual Report filed with the Commission on March 15, 2000, File No. 1-14161 March Quarterly Report filed with the Commission on May 12, 2000 File No. 1-14161, and June Quarterly Report filed with the Commission on August 10, 2000 File No. 1-14161; each are incorporated by reference herein)

          H-2 Annual report of Eastern on Form 10-K for the year ended December 31, 1999 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000. (Annual Report filed with the Commission on March 10, 2000 File No. 1-02297, March Quarterly Report filed with the Commission on April 28, 2000 File No. 1-02297, and June Quarterly Report filed with the Commission on July 21, 2000 File No. 1-02297; each are incorporated by reference herein)

          H-3 Annual report of EnergyNorth on Form 10-K for the fiscal year ended September 30, 1999 and Quarterly Reports on Form 10-Q for the quarters ended March 30, 2000 and June 30, 2000. (Annual Report filed with the Commission on December 17, 1999, File No. 1-11441, March Quarterly Report filed with the Commission on April 27, 2000 File No. 1-11441, and June Quarterly Report filed with the Commission on August 8, 2000 File No. 1-11441; each are incorporated by reference herein)

          H-4 KeySpan New York's Balance Sheet and Income Statement for the period ended June 30, 2000. (Included in Exhibit E-6)

          H-5 KeySpan Long Island's Balance Sheet and Income Statement for the period ended June 30, 2000. (Included in Exhibit E-6)

          H-6 KeySpan Generation's Balance Sheet and Income Statement for the period ended June 30, 2000. (Included in Exhibit E-6)


          H-7 Boston Gas Balance Sheet for the period ended June 30, 2000 which is contained in the Quarterly Report of Boston Gas on Form 10-Q for the period ended June 30, 2000. (Filed with the Commission on July 25, 2000, File No. 2-23416 and incorporated by reference herein) and Boston Gas Income statement for the twelve (12) months ended June 30, 2000 (Incorporated by reference to Exhibit FS-8 of Eastern's Form U-1 Application/Declaration under the Act with respect to the Eastern/EnergyNorth Transaction as amended by Form U-1/A filed on November 7, 2000, File No. 70-9605)

          H-8 Essex Gas Balance Sheet for the period ended June 30, 2000 and Essex Gas Income statement for the twelve (12) months ended June 30, 2000 (Incorporated by reference to Exhibits
                    FS-15     and     FS-16     of

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

                    Eastern's Form U-1 Application/Declaration under the Act with respect to the Eastern/EnergyNorth Transaction as amended by Form U-1/A filed on November 7, 2000, File No. 70-9605)

          H-9 Colonial Gas Balance Sheet for the period ended June 30, 2000 which is contained in the Quarterly Report of Colonial Gas on Form 10-Q for the period ended June 30, 2000. (Filed with the Commission on July 25, 2000, File No. 1-13351 and incorporated by reference herein) and Colonial Gas Income statement for the twelve (12) months ended June 30, 2000 (Incorporated by reference to Exhibit FS-12 of Eastern's Form U-1 Application/Declaration under the Act with respect to the Eastern/EnergyNorth Transaction as amended by Form U-1/A filed on November 7, 2000, File No. 70-9605)

          H-10 ENGI Balance Sheet for the period ended June 30, 2000 which is contained in its quarterly report on Form 10-Q for the quarter ended June 30, 2000 (Filed with the Commission on August 8, 2000, File No. 000-25305 and incorporated by reference herein) and ENGI income statement for the twelve months ended June 30, 2000 (Incorporated by reference to Exhibit FS-32 of Eastern's Form U-1 Application/Declaration under the Act with respect to the Eastern/EnergyNorth Transaction as amended by Form U-1/A filed on November 7, 2000, File No. 70-9605)

          H-11 Quarterly report of The Houston Exploration Company on Form 10-Q for the period ended June 30, 2000. (Filed with the Commission on July 7, 2000_, File No. 1-11899 and incorporated by reference herein)

          I         Schedule  of  Estimated  Fees,   Commissions  and  Expenses.
                    (Previously filed)

          J Analysis of the Economic Impact of Divestiture of KeySpan Generation. (Previously filed)

          K         Proposed Form of Notice. (Previously filed)

          L Northeast and Mid-Atlantic Gas Company Data. (Previously filed)

          M-1 El Paso Energy Marketing Company Gas Asset Management Agreement (Filed with the Commission, on a confidential basis, in paper format on Form SE)

          M-2 Coral Energy Resources, L.P Gas Asset Management Agreement (Filed with the Commission, on a confidential basis, in paper format on Form SE)

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

B.  Financial Statements

          FS-1 KeySpan Unaudited Pro Forma Condensed Consolidated Balance Sheet, Statement of Income and Related Notes for the twelve month period ended June 30, 2000

          FS-2 KeySpan Consolidated Balance Sheet as of June 30, 2000 (Included in Exhibit H-1)

          FS-3 KeySpan Consolidated Statement of Income for the twelve months ended December 31, 1999 and the period ended June 30, 2000 (Included in Exhibit H-1)

          FS-4      Eastern   Consolidated   Balance   Sheet   as  of  June  30,
                    2000(Included in Exhibit H-2)

          FS-5 Eastern Consolidated Statement of Income for the twelve months ended December 31, 1999 and the period ended June 30, 2000 (Included in Exhibit H-2)

          FS-6 EnergyNorth Consolidated Balance Sheet as of June 30, 2000 (Included in Exhibit H-3)

          FS-7 EnergyNorth Consolidated Statement of Income for the twelve months ended September 30, 1999 and the period ended June 30, 2000 (Included in Exhibit H-3)

Item 7.  Information  as to Environmental Effects:

          The Transaction does not involve a "major federal action" nor will it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The only federal actions related to the Transaction pertain to the expiration of the waiting period under the HSR Act and the other approvals and actions described in Item 4 of this Application/Declaration. Consummation of the Transaction will not result in changes in the operation of KeySpan, Eastern or their subsidiaries that will have an impact on the environment. KeySpan is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction.

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be singed on its behalf by the undersigned officer thereunto duly authorized.

                                        KEYSPAN CORPORATION



                                        /s/ Steven Zelkowitz
                                        -----------------------------
                                        Steven Zelkowitz
                                        Senior Vice President and General
                                        Counsel


                                        ACJ ACQUISITION LLC



                                        /s/ Steven Zelkowitz
                                        -----------------------------
                                        Steven Zelkowitz
                                        Manager



                                       73